     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 6, 1999
                                                          REGISTRATION 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                         ------------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                         ------------------------------

                    ADVANCED DIGITAL INFORMATION CORPORATION
             (Exact name of registrant as specified in its charter)

          WASHINGTON                         3577                  91-1618616
 (State or other jurisdiction    (Primary Standard Industrial   (I.R.S. Employer
              of                 Classification Code Number)     Identification
incorporation or organization)                                        No.)

                                 P.O. BOX 97057
                            11431 WILLOWS ROAD N.E.
                         REDMOND, WASHINGTON 98073-9757
                                 (425) 881-8004

         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                         ------------------------------

                               PETER H. VAN OPPEN
               CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER
                    ADVANCED DIGITAL INFORMATION CORPORATION
                            11431 WILLOWS ROAD N.E.
                         REDMOND, WASHINGTON 98073-9757
                                 (425) 881-8004

 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                         ------------------------------

                                   COPIES TO:

         LINDA A. SCHOEMAKER                        DANIEL J. WINNIKE
          HOLLY B. KJERULFF                        THADDEUS G. STEPHENS
           Perkins Coie LLP               Howard, Rice, Nemerovski, Canady, Falk
                                                        & Rabkin,
    1201 Third Avenue, 40th Floor               A Professional Corporation
    Seattle, Washington 98101-3099           1755 Embarcadero Road, Suite 200
            (206) 583-8888                   Palo Alto, California 94303-3309
                                                      (650) 842-8500

                         ------------------------------

        Approximate date of commencement of proposed sale to the public:
  AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.
                         ------------------------------

    If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
------------------

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
------------------

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                         ------------------------------

                        CALCULATION OF REGISTRATION FEE

============================================================================================================================
                                                                   PROPOSED MAXIMUM    PROPOSED MAXIMUM
              TITLE OF SHARES                    AMOUNT TO BE     OFFERING PRICE PER  AGGREGATE OFFERING      AMOUNT OF
              TO BE REGISTERED                  REGISTERED(1)          SHARE(2)            PRICE(2)        REGISTRATION FEE
----------------------------------------------------------------------------------------------------------------------------
Common Stock, no par value(3)                  2,875,000 shares         $37.16           $106,835,000          $29,701
============================================================================================================================

(1) Includes 375,000 shares that the underwriters have the option to purchase to cover over-allotments, if any. The number of shares registered will be automatically adjusted on August 12, 1999, the effective date of a stock dividend declared by the registrant.

(2) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) under the Securities Act, on the basis of the average of the high and low prices of the registrant's common stock on August 4, 1999, as reported on the Nasdaq National Market.

(3) Includes associated preferred stock purchase rights. Prior to the occurrence of certain events, such rights will not be evidenced or traded separately from the Common Stock.
                         ------------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                      SUBJECT TO COMPLETION AUGUST 6, 1999

WE WILL AMEND AND COMPLETE THE INFORMATION IN THIS PROSPECTUS. ALTHOUGH WE ARE PERMITTED BY U.S. FEDERAL SECURITIES LAW TO OFFER THESE SECURITIES USING THIS PROSPECTUS, WE MAY NOT SELL THEM OR ACCEPT YOUR OFFER TO BUY THEM UNTIL THE DOCUMENTATION FILED WITH THE SEC RELATING TO THESE SECURITIES HAS BEEN DECLARED EFFECTIVE BY THE SEC. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES OR OUR SOLICITATION OF YOUR OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THAT WOULD NOT BE PERMITTED OR LEGAL.

PROSPECTUS
             , 1999

                                     [LOGO]

                        2,500,000 SHARES OF COMMON STOCK
           ---------------------------------------------------------

ADVANCED DIGITAL INFORMATION CORPORATION:

- We provide hardware and software data storage solutions to the open systems marketplace.

- Advanced Digital Information Corporation
  P.O. Box 97057
  11431 Willows Road N.E.
  Redmond, Washington 98073-9757
  (425) 881-8004

- Nasdaq National Market Symbol: ADIC

THE OFFERING:

- ADIC is offering 2,500,000 of its shares of common stock.

- The underwriters have an option to purchase an additional 375,000 shares from ADIC to cover any over-allotments.

- There is an existing trading market for these shares. The reported last sale price on August 5, 1999 was $38.75 per share.

- We plan to use the net proceeds from this offering for repayment of indebtedness, working capital and general corporate purposes, as well as the possible acquisition of or investment in complementary businesses and technologies.

- Closing:             , 1999.

--------------------------------------------------------------------------------

                                                                                             Per Share     Total
-------------------------------------------------------------------------------------------------------------------
Public offering price:                                                                       $           $
Underwriting fees:                                                                           $           $
Proceeds to ADIC (before expenses):                                                          $           $
-------------------------------------------------------------------------------------------------------------------

     THIS INVESTMENT INVOLVES RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 7.

--------------------------------------------------------------------------------

Neither the SEC nor any state securities commission has determined whether this prospectus is truthful or complete. Nor have they made, nor will they make, any determination as to whether anyone should buy these securities. Any representation to the contrary is a criminal offense.
--------------------------------------------------------------------------------

DONALDSON, LUFKIN & JENRETTE

         HAMBRECHT & QUIST

                   BEAR, STEARNS & CO. INC.

                            NEEDHAM & COMPANY, INC.

             THE UNDERSIGNED IS FACILITATING INTERNET DISTRIBUTION.

                                 DLJDIRECT INC.

                          [INSIDE FRONT COVER ARTWORK]

                             [Artwork illustrating the
                                 growing market
                           for data storage solutions
                              and illustrating how
                              our products fit in
                                   a network]

                               TABLE OF CONTENTS

                                                   PAGE
Prospectus Summary.............................          3
Risk Factors...................................          7
Forward-Looking Statements.....................         15
Where You Can Find More Information............         16
Use of Proceeds................................         18
Price Range of Common Stock....................         18
Dividend Policy................................         18
Capitalization.................................         19
Selected Consolidated Financial Data...........         20
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...................................         22

                                                   PAGE
Business.......................................         32
Management.....................................         44
Principal Shareholders.........................         47
Underwriting...................................         49
Legal Matters..................................         51
Experts........................................         51
Index to Consolidated Financial Statements.....        F-1

                            ------------------------

    We will amend and complete the information in this prospectus. Although we are permitted by U.S. federal securities law to offer these securities using this prospectus, we may not sell them or accept your offer to buy them until the documentation filed with the SEC relating to these securities has been declared effective by the SEC. This prospectus is not an offer to sell these securities or our solicitation of your offer to buy these securities in any jurisdiction where that would not be permitted or legal.

                               PROSPECTUS SUMMARY

    THIS SUMMARY HIGHLIGHTS INFORMATION FROM THIS PROSPECTUS. TO FULLY UNDERSTAND THIS OFFERING AND ITS CONSEQUENCES TO YOU, YOU SHOULD ALSO READ THE MORE DETAILED INFORMATION AND CONSOLIDATED FINANCIAL STATEMENTS CONTAINED IN THIS PROSPECTUS AND IN THE DOCUMENTS THAT WE INCORPORATE BY REFERENCE INTO THIS PROSPECTUS. UNLESS OTHERWISE INDICATED, ALL INFORMATION IN THIS PROSPECTUS ASSUMES NO EXERCISE OF THE OVER-ALLOTMENT OPTION TO PURCHASE ADDITIONAL SHARES OF COMMON STOCK GRANTED TO THE UNDERWRITERS. IN THIS PROSPECTUS WE WILL REFER TO ADVANCED DIGITAL INFORMATION CORPORATION AS "ADIC," "WE," "OUR" AND "US."

                    ADVANCED DIGITAL INFORMATION CORPORATION

    We provide hardware and software data storage solutions to the open systems marketplace. Along with our value-added resellers, original equipment manufacturer partners and customers, we incorporate our products, service and support with third-party hardware and software products to deliver reliable, flexible and scaleable storage solutions. Our solutions are designed to enable organizations to organize, protect and retrieve complex mission-critical data. The volume and value of this data are expected to increase dramatically. Typical applications of our solutions include data backup, near-line storage, archiving, storage area network, or SAN, implementations and other data-intensive environments where the efficiency and effectiveness of the storage solution is critical. Our sales channels include a global network of resellers developed over the last 15 years and OEMs, including Dell Computer. In addition, we were recently selected as a supplier to IBM, subject to completion of a definitive agreement.

    Our products include open systems hardware and software storage management solutions. We believe we offer the industry's broadest range of automated libraries, which provide a variety of data capacities and transfer rates. We are a device-independent company, as our automated storage products are designed to use a variety of third-party data recording devices, including all major tape formats and, to a lesser extent, optical storage devices. Similarly, our software operates in UNIX and Windows NT environments, supports multiple types of storage devices and is compatible with a variety of automated library products in addition to our own. Additionally, we design our products to be integrated with a variety of emerging technologies, including Fibre Channel, SAN and network attached storage, or NAS. We believe our open systems and device-independent strategies provide us with a cost-effective and flexible position from which to compete in the rapidly evolving data storage market.

    Our objective is to capture an increasing portion of the open systems storage solutions market. To achieve this objective we intend to:

    - PROVIDE A BROAD ARRAY OF DEVICE-INDEPENDENT STORAGE SOLUTIONS. By capitalizing on our device independence, we will continue to provide effective storage solutions that incorporate the optimal combination of our products and technology and third-party hardware and software products.

    - AGGRESSIVELY DEVELOP TECHNOLOGY. We believe that focused expenditures on differentiated technologies are critical to our success and we are accelerating our expenditures on technology development in order to offer more complete storage solutions. In addition to internal investment, we may seek to develop or acquire technology by acquisitions, minority investments or outsourced development.

    - CAPITALIZE ON WORLDWIDE BRANDED RESELLER AND OEM CHANNELS. The majority of our sales are branded products sold through cost-effective, worldwide reseller channels. We have also developed several key OEM relationships. Through these arrangements, we are able to benefit from our OEMs' extensive direct and indirect distribution networks. In addition, our close ties with software vendors can be critical in reseller sales situations where an effective solution requires pairing compatible hardware and software products.

    - BUILD AND EXPAND RELATIONSHIPS WITH STRATEGIC PARTNERS. It is our strategy to capitalize on products, technologies and channels that may be available through partners. We believe that continued growth of the open systems storage solutions market will create opportunities beyond those we can meet alone.

    We were incorporated in Washington in August 1984. Our principal executive offices are located at 11431 Willows Road N.E., Redmond, Washington 98073-9757 and our telephone number is (425) 881-8004.

    "ADIC-Registered Trademark-," "AML-TM-," "FastStor-TM-," "FCR-TM-," "Scalar-Registered Trademark-" and "VLS-TM-" are trademarks of ADIC. This prospectus also contains product names, trade names and trademarks that belong to other organizations.

                                  THE OFFERING

Common stock offered by ADIC...........  2,500,000 shares

Common stock to be outstanding after
  the offering.........................  12,597,259 shares

Use of proceeds........................  For repayment of indebtedness, working capital and general corporate purposes, as well as the possible
                                         acquisition of or investment in complementary
                                         businesses and technologies.

Nasdaq National Market symbol..........  ADIC

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

    In the table below, we provide our summary historical financial data. We have prepared this information using our consolidated financial statements for the five years ended October 31, 1998 and the six month periods ended April 30, 1998 and 1999. The financial statements for the five years ended October 31, 1998 have been audited. The financial statements for the six months ended
April 30, 1998 and 1999 have not been audited. The Statement of Operations data for fiscal 1994, 1995 and 1996 reflect our results as a wholly owned subsidiary of Interpoint Corporation. We were acquired by Interpoint on February 11, 1994. On October 15, 1996, Interpoint spun us off into a separate company. When you read this summary historical financial data, it is important that you read it along with the historical financial statements and related notes in our annual and interim financial statements included in this prospectus, as well as the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                                              SIX MONTHS ENDED
                                               FISCAL YEARS ENDED OCTOBER 31,                    APRIL 30,
                                    ------------------------------------------------------  ---------------------
                                     1994(1)     1995       1996       1997      1998(2)      1998      1999(2)
CONSOLIDATED STATEMENT OF
  OPERATIONS DATA:
Net sales.........................  $  20,083  $  31,716  $  58,957  $  93,204  $  114,557  $  47,672  $  103,188
Gross profit......................      6,588      9,609     17,070     27,648      33,168     14,425      34,433
Operating profit (loss)...........        (39)       511      5,682     11,182       3,400      5,215      10,289
Net income (loss).................        (42)       292      3,430      8,497       1,530      4,295       6,597
Basic net income per share........                                   $    0.94  $     0.16  $    0.44  $     0.67
Diluted net income per share......                                   $    0.92  $     0.16  $    0.43  $     0.66
Pro forma basic net income per
  share (unaudited)...............             $    0.04  $    0.43
Pro forma diluted net income per
  share (unaudited)...............             $    0.04  $    0.42

                                                                                           AS OF APRIL 30, 1999
                                                                                        --------------------------
                                                                                          ACTUAL    AS ADJUSTED(3)
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents.............................................................  $   14,769   $
Working capital.......................................................................      57,721
Total assets..........................................................................     107,758
Long-term debt........................................................................       6,370
Shareholders' equity..................................................................      68,790

------------------------

(1) In February 1994, we incurred $590,000 in acquisition-related expenses associated with our acquisition by Interpoint. Also, in June 1994, we acquired a wholly owned European subsidiary in a transaction accounted for as a purchase.

(2) The Statement of Operations data for periods ending after August 19, 1998 reflect the acquisition of EMASS, Inc. on that date. The Statement of Operations data for fiscal 1998 reflect a $513,000 charge to cost of goods sold as a result of purchase accounting adjustments and an expense of $380,000 of acquired duplicative assets relating to that acquisition.

(3) As adjusted to reflect the sale of 2,500,000 shares of common stock at an
    assumed public offering price of $     per share in this offering, after
    deducting the underwriting fees and estimated offering expenses payable by us.

                                  RISK FACTORS

    YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED BELOW BEFORE MAKING AN INVESTMENT DECISION. THE RISKS DESCRIBED BELOW ARE NOT THE ONLY ONES THAT WE MAY FACE. IF ANY OF THE FOLLOWING RISKS ACTUALLY OCCUR, OUR BUSINESS, FUTURE FINANCIAL CONDITION AND OPERATING RESULTS COULD BE MATERIALLY ADVERSELY AFFECTED. IN SUCH CASE, THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE AND YOU MAY LOSE ALL OR A PART OF YOUR INVESTMENT.

OUR QUARTERLY REVENUES AND OPERATING RESULTS MAY FLUCTUATE FOR A NUMBER OF REASONS, WHICH MAY CAUSE OUR STOCK PRICE TO FLUCTUATE

    Our quarterly operating results have varied in the past and are likely to vary significantly in the future due to several factors, including:

    - size and timing of significant customer orders;

    - shifts in product or distribution channel mix;

    - increased competition and pricing pressure;

    - timing of new product announcements and releases by us or our competitors;

    - new product developments by storage device manufacturers;

    - recognition of losses or gains from our strategic investments;

    - the rate of growth in the data storage market;

    - market acceptance of new and enhanced versions of our products;

    - timing and levels of our operating expenses;

    - gain or loss of significant customers or distributors;

    - currency fluctuations; and

    - personnel changes.

    Our quarterly revenue and operating results have been affected by seasonal trends. These trends often result in lower revenue in the first quarter of each fiscal year compared to the fourth quarter of the previous fiscal year due to customer purchasing and budgetary practices and our sales commission and budgetary structure.

    Operating results in any period should not be considered indicative of the results investors can expect for any future period. We cannot assure you that we will be able to sustain our recent levels of quarterly revenue and net income, as normalized for unusual or one-time items, or that we will maintain profitability in any future period. Any unfavorable change in the factors described above or any other factors could adversely affect our operating results for a particular quarter. In addition, it is likely that in some future quarter our operating results will be below the expectations of public market analysts and investors. In any of these events, the price of our common stock would likely decline.

BECAUSE WE OPERATE WITH LITTLE BACKLOG, IF WE DO NOT ACCURATELY ANTICIPATE FUTURE SALES LEVELS, OUR OPERATING RESULTS COULD BE ADVERSELY AFFECTED

    Historically, we have operated with little order backlog and, due to the nature of our business, do not anticipate that we will have significant backlog in the future. Consequently, a large portion of our revenue in each quarter results from orders placed during that quarter. Because of the relatively large dollar size of orders from our distributors and original equipment manufacturers, commonly referred to as OEMs, delay in the placing of a small number of orders by a small number of purchasers could negatively affect our operating results for a particular period. In addition, our operating expense levels are, in the short term, largely fixed and are based, in part, on expectations regarding future revenue.

Thus, our operating results could be disproportionately affected if we do not receive the expected number of orders in a given quarter and our revenue falls below expectations.

COMPETITION IN THE OPEN SYSTEMS STORAGE SOLUTIONS MARKET MAY LEAD TO REDUCED MARKET SHARE, DECLINING PRICES FOR OUR PRODUCTS AND REDUCED PROFITS

    The markets for data storage solutions in general, and automated tape libraries and storage management software in particular, are intensely competitive, fragmented and characterized by rapidly changing technology and evolving standards. These conditions could render our products less competitive or obsolete, and could harm our business, financial condition and ability to market our products as currently contemplated. Because we offer and are developing a range of open systems storage solutions, including automated tape libraries, software and storage peripherals, our competitors differ depending on the product format and performance level. Some of our competitors have significantly more financial, technical, manufacturing, marketing and other resources than we have. As a result, our competitors may be able to respond more quickly than we can to new or changing opportunities, technologies, standards or customer requirements. Competitors may develop products and technologies that are less expensive or technologically superior to our products. In addition, our competitors may manufacture and market their products more successfully than we do our products.

    There is significant price competition in the markets in which we compete and we believe that pricing pressures are likely to continue. Certain competitors may reduce prices in order to preserve or gain market share. In order to successfully compete in this market, we must be able to manage our components and product design costs. This pricing pressure, and our potential inability to manage our component and product design costs, could result in significant price erosion, reduced gross profit margins and loss of market share, which could negatively affect our business, financial condition and operating results.

THE STORAGE DEVICE MARKET IS CHARACTERIZED BY RAPID TECHNOLOGICAL EVOLUTION, AND OUR SUCCESS DEPENDS ON OUR ABILITY TO DEVELOP NEW PRODUCTS

    The market for our products is characterized by rapidly changing technology and evolving industry standards and is highly competitive with respect to timely innovation. At this time, the data storage market is particularly subject to change with the emergence of Fibre Channel protocol and new storage solutions such as storage area networks, or SANs, and network attached storage, or NAS, devices. The introduction of new products embodying new or alternative technology or the emergence of new industry standards could render our existing products obsolete or unmarketable. Our future success will depend in part on our ability to anticipate changes in technology, to gain access to such technology for incorporation into our products and to develop new and enhanced products on a timely and cost-effective basis. Risks inherent in the development and introduction of new products include:

    - the difficulty in forecasting customer demand accurately;

    - our inability to expand production capacity fast enough to meet customer demand;

    - the possibility that new products may cannibalize current products;

    - delays in our initial shipments of new products;

    - competitors' responses to our introduction of new products; and

    - the desire by customers to evaluate new products for longer periods of time before making a purchase decision.

    In addition, we must be able to maintain the compatibility of our products with significant future device technologies, and we must rely on producers of new device technologies to achieve and sustain market acceptance of those technologies. Development schedules for high-technology products are subject to uncertainty, and we may not meet our product development schedules.

    If we are unable, for technological or other reasons, to develop products in a timely manner or if the products or product enhancements that we develop do not achieve market acceptance, our business will be harmed.

WE RELY ON TAPE TECHNOLOGY FOR A SUBSTANTIAL PORTION OF OUR REVENUE

    We derive a significant majority of our revenue from products that incorporate some form of tape technology, including digital linear tape, or DLT. Most often these tape drive products are available from only a single manufacturer, and we expect to continue to derive a substantial amount of revenue from these products for the foreseeable future. As a result, our future operating results significantly depend on the continued availability and market acceptance of tape drive technology. If products incorporating other technologies gain comparable or superior market acceptance, our business, financial condition and operating results would be adversely affected unless we successfully develop products incorporating the new technology.

WE DEPEND ON CERTAIN KEY SUPPLIERS, SOME OF WHICH ARE ALSO OUR COMPETITORS

    We do not possess proprietary magnetic tape drive, optical disk, high-density disk or other storage technologies and, consequently, we depend on a limited number of third-party manufacturers to supply us with the devices that we incorporate into our products. In some cases, these manufacturers are sole-source providers of the device technology. Some also market their own tape library products, and are thus also our competitors. Quantum is the primary supplier of DLT drives and has, in the past, allocated quantities of drives among its customers. It is possible that Quantum will again resort to allocation and, as a result, we may not be able to meet our future DLT drive requirements. In the event other device technologies supplement or supplant DLT devices in any of our products, it is likely that any such new device technology will also make us dependent on a small number of suppliers.

    In September 1998, Quantum acquired ATL Products ATL designs, manufactures, markets and services automated tape libraries that compete with our small and mid-range library products. ATL may be able to manufacture and market these competitive products more successfully than we can manufacture and market our products, especially since ATL now has access to Quantum's financial and other resources. Furthermore, because Quantum is now competing directly with us in certain markets through ATL, it may be unable to meet our demand for DLT drives and media or may provide these products at less competitive prices.

    Our other suppliers have in the past been, and may in the future be, unable to meet our supply needs, including our needs for timely delivery, adequate quantity and high quality. We do not have long-term contracts with any of our significant suppliers. If these suppliers were to decide to pursue the tape library market directly, they may cease supplying us with tape drives and media, in which case we may be unable to obtain adequate supplies of tape drives and media at acceptable prices, if at all. The partial or complete loss of any of our suppliers could result in significant lost revenue, added costs and production delays or otherwise harm our business, financial condition, operating results and customer relationships.

WE HAVE A CONCENTRATED CUSTOMER BASE, AND THEREFORE THE LOSS OF A SINGLE CUSTOMER COULD NEGATIVELY AFFECT OUR OPERATING RESULTS

    The majority of our end users purchase our products from VARs. For the small and mid-range libraries, many of these VARs purchase our products from large distributors such as Ingram Micro, Tech Data and others. In fiscal 1998, Ingram Micro represented 22% and Tech Data represented 15% of our net sales. We have no long-term orders with any of our significant customers or distributors.

Generally we sell products pursuant to purchase orders. In addition, our distributors carry competing product lines which they may promote over our products. A distributor may not continue to purchase our products or market them effectively.

    Our operating results could be adversely affected if any of the following factors occurred relating to one or more of our significant resellers:

    - the reduction, delay or cancellation of orders or the return of a significant amount of products;

    - the loss of one or more of such resellers; or

    - any financial difficulties of such resellers that results in their inability to pay amounts owed.

WE EXPECT TO INCREASE OUR FOCUS ON OEM SALES AND COULD BE ADVERSELY AFFECTED IF OUR OEM SALES EFFORTS ARE NOT SUCCESSFUL

    We rely on OEMs such as Dell Computer, Exabyte, Unisys, Tandberg Data and Plasmon for the sale of our products, and are increasing our focus on sales to OEMs. OEM sales represented under 10% of sales in fiscal 1998, but we expect this percentage to increase in future periods. OEMs typically conduct substantial and lengthy evaluation programs before certifying a new product for inclusion in their product line. We may be required to devote significant amounts of financial and human resources to these evaluation programs with no assurance that our products will ever be selected. In addition, even if selected by the OEM, there generally is no requirement that the OEM purchase any particular amount of product or that it refrain from purchasing competing products. Further, OEM sales typically feature lower margins than we have obtained in the past through our other distribution channels.

    We recently announced that we anticipate entering into a supplier relationship with IBM. We cannot be assured that we will ultimately enter into this relationship or, if we do, that we will achieve any particular level of sales or other benefits from this relationship.

    Sales of our large libraries, and the revenue associated with the on-site service of those libraries, are somewhat concentrated in specific customers, including government agencies and Raytheon Company, the former parent company of EMASS. If any of the resellers, OEMs or other large customers decide not to continue to purchase our products, our business, financial condition and operating results may be harmed.

OUR OPERATING RESULTS WOULD BE ADVERSELY AFFECTED BY A SIGNIFICANT AMOUNT OF PRODUCT RETURNS

    Our customers have rights in certain instances to return products to us, and we may otherwise allow product returns if we think that doing so is in the interests of maximizing the effectiveness of our sales channels. We estimate and reserve for potential returns in our reported financial results. Actual returns could possibly exceed the level of our estimates due to new product introductions or other changes affecting the market for our products. If returns are made at levels that exceed our estimates, our financial results could be adversely affected in the periods of these returns.

WE MAY MAKE ACQUISITIONS THAT ARE NOT SUCCESSFUL

    We have in the past acquired businesses, and we may do so in the future. Acquisitions present a number of risks, including:

    - our ability to successful integrate the acquired entity's operations, technologies and products with our own;

    - our ability to retain key customers and employees;

    - our ability to manage a larger and more diverse business, a portion of which may be in markets where we have no or limited direct prior experience;

    - unanticipated costs associated with the integration of the acquired entity into our business;

    - the diversion of management's attention from our core business during the acquisition process; and

    - adverse effects on existing business relationships with suppliers and customers.

    Additionally, we expect that the consideration paid for future acquisitions, if any, could be in the form of cash, stock, assumption of indebtedness and/or rights to purchase stock. Dilution to existing shareholders and to earnings per share may result to the extent that shares of stock or other rights to purchase stock are issued in connection with any such future acquisitions or that the earnings from such acquisitions do not exceed associated interest and other charges. We may also incur charges from the completion of acquisitions such as the expense of in-process research and development for the EMASS acquisition or severance or other charges arising from the integration of the business.

MANAGEMENT CAN SPEND THE PROCEEDS OF THIS OFFERING IN WAYS WITH WHICH THE SHAREHOLDERS MAY NOT AGREE

    Our management can spend the net proceeds from this offering in ways with which the shareholders may not agree. One way we may use these proceeds is for minority investments in complementary businesses. We have made aggregate investments of $15.0 million in three such businesses over the past two years. Our past and future investments may not be successful and even if the underlying business is successful there may not be a liquid market in which to sell our securities or other means for us to realize profit from the investments. We carry these investments on our balance sheet on a cost, as opposed to equity, basis, which may not reflect the investment's current market value. We cannot assure you that our investments and use of the net proceeds of this offering will yield favorable returns or results.

OUR VALUATION OF ACQUIRED IN-PROCESS TECHNOLOGY COULD BE CHALLENGED

    In accordance with applicable accounting rules, the cost to acquire
EMASS, Inc. was allocated to the acquired assets and liabilities based on their fair value. Our analysis of fair value included a valuation of acquired in-process technology and other intangible assets. Valuation of such assets was performed by an independent third-party appraisal company. While we believe that the portion of the purchase price allocated to acquired in-process technology was appropriate, allocations by technology companies to acquired in-process technology in other purchase accounting applications have recently received increased scrutiny by the SEC. If the SEC questions the valuation, we cannot be certain that our allocation of approximately $4.5 million will remain unchanged. A change in the valuation of acquired in-process technology may have a negative effect on our operating results.

WE MAY NOT BE ABLE TO SUSTAIN OUR CURRENT GROWTH OR EFFECTIVELY MANAGE ANY FUTURE GROWTH

    We are experiencing rapid growth. This growth has resulted in, and may possibly create in the future, additional capacity requirements, new and increased responsibilities for management personnel, and added pressures on our operating and financial systems. Our facilities, personnel and operating and financial systems may not be sufficient to manage and sustain our current or future growth, and additional growth may detract from our ability to respond to new opportunities and challenges quickly. Our ability to manage any future growth effectively will also depend on our ability to hire and retain qualified management, sales and technical personnel. If we are unable to manage growth effectively or hire and retain qualified personnel, our business, financial condition and operating results could be materially and negatively affected. In addition, to the extent expected revenue growth does not materialize, increases in our selling and administrative costs that are based on anticipated revenue growth could harm our operating results.

ANY INABILITY TO MEET OUR FUTURE CAPITAL REQUIREMENTS WOULD LIMIT OUR ABILITY TO GROW

    We may need, or could elect, to seek additional funding in the future. In the event we need to raise additional funds, we may not be able to do so on favorable terms, if at all. Further, if we issue equity securities, shareholders may experience additional dilution or the new equity securities may have rights, preferences or privileges senior to those of our existing securities. If we cannot raise funds on acceptable terms, we may not be able to develop or enhance our products, take advantage of future opportunities or respond to competitive pressures or unanticipated requirements.

RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS MAY ADVERSELY AFFECT OUR BUSINESS

    Net sales to customers outside the United States accounted for approximately 33% of net sales in fiscal 1998 and 45% in the six months ended April 30, 1999. We believe that international sales will continue to represent a significant portion of our net sales. Our international operations and sales to customers outside the United States subject us to a number of risks, including:

    - the imposition of governmental controls;

    - exposure to foreign exchange risk;

    - the need to comply with a wide variety of foreign and U.S. export laws;

    - political and economic instability in certain international markets;

    - trade restrictions and protectionist laws and business practices that favor local competition;

    - changes in tariffs and tax laws;

    - longer payment cycles typically associated with international sales and potential difficulties in collecting accounts receivable;

    - potentially lower level of protection of our intellectual property than in the United States;

    - greater difficulty of administering business overseas;

    - the need to support multiple languages;

    - difficulty recruiting sales and technical support personnel with the skills to support our products;

    - potential severance exposure related to our employee agreements with our European employees; and

    - dependence on local vendors.

    Furthermore, although we endeavor to meet standards established by foreign regulatory bodies, we may not be able to comply with changes in foreign standards in the future. Our inability to design products to comply with foreign standards could harm our business, financial condition and operating results.

WE MAY BE SUED BY OUR CUSTOMERS FOR PRODUCT LIABILITY CLAIMS AS A RESULT OF FAILURES IN OUR DATA STORAGE PRODUCTS

    Because our end users employ our storage technologies for the storage and backup of their important data, we face potential liability for performance problems of our products. Although we maintain general liability insurance, our insurance may not cover potential claims of this type or may not be adequate to indemnify us for all liability that may be imposed. Any imposition of liability that is not covered by insurance or is in excess of our insurance coverage could harm our business.

WE MAY FACE CURRENCY RISKS ASSOCIATED WITH FLUCTUATING FOREIGN CURRENCY
VALUATIONS

    Currently, approximately one-half of our international sales are denominated in U.S. dollars, and fluctuations in the value of foreign currencies relative to the U.S. dollar could therefore make our products less price competitive. The remaining portion of our international sales are denominated in foreign currencies, primarily the German deutsche mark, British pound sterling and French franc. A decrease in the value of a relevant foreign currency in relation to the U.S. dollar after establishing prices and before our receipt of payment would have an adverse effect on our operating results. Furthermore, the expenses of our international subsidiaries are denominated in their local currencies. Because we currently engage in only limited foreign currency hedging transactions, our operating results could be adversely affected by movement in foreign currency exchange rates.

WE MAY NEED TO UPGRADE OUR FINANCIAL AND OTHER SOFTWARE TO ACCOUNT FOR THE EUROPEAN ECONOMIC COMMUNITY'S ADOPTION OF THE EURO

    On January 1, 1999, certain member states of the European Economic Community fixed their respective currencies to a new currency, commonly known as the Euro. During the three years beginning January 1, 1999, business in these countries will be conducted both in the existing national currency, such as the French franc or the German deutsche mark, as well as the Euro. Thereafter, all transactions must be recorded in Euros. We will need to ensure that our financial and other software systems are capable of processing transactions and properly handling both the existing currencies and the Euro. We are still assessing the impact that the introduction and use of the Euro will have on our internal systems. We do not currently expect the introduction and use of the Euro will materially affect our business; however, if we encounter unexpected difficulties, our business could be harmed.

A NUMBER OF KEY PERSONNEL ARE CRITICAL TO THE SUCCESS OF OUR BUSINESS

    Our future success depends in large part on our ability to retain certain key executives and other personnel, some of whom have been instrumental in establishing and maintaining strategic relationships with key suppliers and customers. We do not have any employment agreements with our U.S. employees, except for change of control agreements with our executive officers. Our future growth and success will depend in large part on our ability to hire, motivate and retain highly qualified management, technical, operations, sales and marketing personnel. Competition for such personnel is intense in the high-technology industry, particularly in Seattle and Denver. We may not be able to retain our existing personnel or attract additional qualified personnel in the future. In addition, companies in our industry whose employees accept positions with competitors frequently claim that their competitors have engaged in unfair hiring practices. We may receive such claims in the future as we seek to hire qualified personnel, and such claims could result in litigation. Regardless of the merits of these claims, we could incur substantial costs in defending ourselves against these claims.

A FAILURE TO DEVELOP AND MAINTAIN PROPRIETARY TECHNOLOGY WILL NEGATIVELY AFFECT OUR BUSINESS

    Because our business depends on technology, our ability to compete effectively depends in part on our ability to develop and maintain proprietary aspects of our technology. We hold patents on various design elements of our automated storage library products in the United States and international jurisdictions and we are pursuing several additional patent applications. We cannot be certain, however, that we will receive any future patents or that any patents we do receive will be valid or provide meaningful protection for our product innovations. We also rely on a combination of copyright, trademark, trade secret and other intellectual property laws and various contract rights to protect our proprietary rights. Such rights, however, may not preclude competitors from developing products that are substantially equivalent or superior to our products. In addition, many aspects of our products are not subject to intellectual property protection and can therefore be reproduced by our competitors.

    While we are not currently engaged in any intellectual property litigation or proceedings, we may become so involved in the future. We are now, and we may in the future be, subject to claims or inquiries regarding our alleged unauthorized use of a third party's intellectual property. An adverse outcome in litigation could subject us to significant liabilities to third parties, require us to license technology from others or require us to cease marketing or using certain products, any of which could negatively affect our business, financial condition and operating results. If we are required to seek licenses under patents or proprietary rights of others, we may not be able to acquire these licenses on acceptable terms, if at all. In addition, the cost of responding to an intellectual property litigation claim, in terms of legal fees and expenses and the diversion of management resources, whether or not the claim is valid, could harm our business, financial condition and operating results.

OUR INCREASED RESEARCH AND DEVELOPMENT SPENDING MAY NOT YIELD RESULTS THAT JUSTIFY THE COSTS INCURRED

    We are substantially increasing our research and development spending over that of prior periods. Our products and markets are technologically advanced and rapidly evolving, and we cannot be assured that these efforts will successfully provide us with new or upgraded products that will be competitive. If these programs are not successful, our increased investment in research and development will not yield corresponding benefits to us.

UNDETECTED SOFTWARE OR HARDWARE ERRORS COULD INCREASE OUR COSTS AND REDUCE OUR REVENUE

    We may not be able to adequately control and eliminate manufacturing flaws. Our products operate near the limits of electronic and physical performance and are designed and manufactured with relatively small tolerances. If flaws in design, production, assembly or testing were to occur in our products or those of our suppliers, we could experience a rate of failure in our products that would result in substantial repair or replacement costs and potential damage to our reputation. Continued improvement in manufacturing capabilities and control of material and manufacturing quality and costs are critical factors in our future growth. We frequently revise and update manufacturing and test processes to address engineering and component changes to our products and evaluate the reallocation of manufacturing resources among our facilities. We cannot assure you that our efforts to monitor, develop and implement appropriate test and manufacturing processes for our products will be sufficient to permit us to avoid a rate of failure in our products that results in substantial shipment delays, significant repair or replacement costs and damage to our reputation. Any product errors could have a material adverse effect on our business, financial condition or operating results.

    Open systems products frequently contain undetected software or hardware errors when first introduced or as new versions are released. Our products are complex and errors may be found from time to time in our new or enhanced products. In addition, our products are combined with products from other vendors. As a result, when problems occur, it is difficult to identify the source of the problem. These problems may cause us to incur significant warranty and repair costs, divert the attention of our engineering personnel from our product development efforts and cause significant customer relations problems.

WE FACE SUBSTANTIAL WARRANTY EXPOSURE

    We generally provide product warranties for varying lengths of time. In the past, we have incurred higher warranty expenses relating to new products than we typically incur with established products. In anticipation of such expenses, we establish allowances for the estimated liability associated with product warranties. However, these warranty allowances may be inadequate, and we may incur substantial warranty expenses in the future with respect to new or established products.

WE HAVE ANTITAKEOVER PROVISIONS IN PLACE THAT MAKE IT MORE DIFFICULT FOR A THIRD PARTY TO ACQUIRE US

    Our board of directors has the authority, without any action by the shareholders, to issue up to 2,000,000 shares of preferred stock and to fix the rights and preferences of such shares. In addition, we have adopted a shareholder rights plan involving the issuance of preferred stock purchase rights designed to protect our shareholders from abusive takeover tactics by causing substantial dilution to a person or group that attempts to acquire us on terms not approved by our board. Certain provisions in our articles of incorporation, bylaws and shareholder rights plan, as well as Washington law, and the ability of our board to issue preferred stock, may have the effect of delaying, deferring or preventing a change in control, may discourage bids for our common stock at a premium over its market price and may adversely affect the market price, and the voting and other rights of the holders, of common stock.

OUR STOCK PRICE MAY BE EXTREMELY VOLATILE

    The market price of our common stock has experienced fluctuations since it commenced trading in October 1996 and is likely to fluctuate significantly in the future. Our stock price can fluctuate for a number of reasons, including:

    - announcements about us or our competitors;

    - quarterly variations in operating results;

    - the introduction of new technology or products or changes in product pricing policies by us or our competitors;

    - comments regarding us and the data storage market made on Internet bulletin boards; and

    - changes in earnings estimates by analysts or changes in accounting policies.

    In addition, stock markets have experienced extreme price and volume volatility in recent years. This volatility has had a substantial effect on the market prices of securities of many smaller public companies for reasons frequently unrelated or disproportionate to the operating performance of the specific companies. These broad market fluctuations may adversely affect the market price of our common stock.

RISKS ASSOCIATED WITH YEAR 2000 NONCOMPLIANCE MAY ADVERSELY AFFECT OUR BUSINESS

    We believe that the purchasing patterns of our customers and potential customers may be affected by year 2000 compliance issues as organizations expend significant resources to correct their current software systems in anticipation of year 2000. These expenditures may result in reduced funding available to such entities for other information technology purchases, such as the products and services we offer. Furthermore, our customers and potential customers may defer information technology purchases generally until early in the next millennium to avoid year 2000 compliance problems. Any such deferral of purchases by our customers or potential customers could harm our business, financial condition and operating results. See additional year 2000 risk factors in "Management's Discussion and Analysis of Financial Condition and Results of Operations--Year 2000 Readiness Disclosure."

                           FORWARD-LOOKING STATEMENTS

    In this prospectus, we make statements that relate to our future plans, objectives, expectations and intentions that involve risks and uncertainties. We have based these statements on our current expectations and projections about future events. These statements may be identified by the use of words such as "expects," "anticipates," "intends," "plans," "believes" and "estimates" and similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Our actual results could differ materially from those discussed in, or implied by, these statements. Factors that could contribute to such differences include, but are not limited to, those discussed in the "Risk Factors" section and elsewhere in this prospectus. We are not obligated to update or revise these forward-looking statements to reflect new events or circumstances. Forward-looking statements in this prospectus include, but are not necessarily limited to:

    - our expectation that we will compete effectively in the storage management software market;

    - the anticipated growth in the open system storage solutions market;

    - our ability to develop relationships with strategic partners;

    - our success in developing new and enhanced products to take advantage of market opportunities;

    - our ability to achieve year 2000 compliance or the impact on us of any third party's failure to achieve year 2000 compliance;

    - our ability to successfully execute our strategies; and

    - our ability to expand the scope of our international sales efforts.

                      WHERE YOU CAN FIND MORE INFORMATION

AVAILABLE INFORMATION

    We file annual, quarterly and special reports, as well as registration and proxy statements and other information, with the SEC. You may read and copy any document filed with the SEC by us, including this registration statement on Form S-3 and exhibits, at the Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the SEC's regional offices located at 7 World Trade Center, Suite 1300, New York, New York 10048 and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You can get further information from the SEC's Public Reference Room by calling 1-800-SEC-0330. The SEC also maintains a Web site at http://www.sec.gov that contains reports, registration statements and other information regarding registrants like us that file electronically with the SEC.

    This prospectus is part of a registration statement on Form S-3 filed by us with the SEC under the Securities Act of 1933 with respect to this offering of common stock. As permitted by the SEC, this prospectus, which constitutes part of the registration statement on Form S-3, does not contain all of the information in the registration statement filed with the SEC. For a fuller understanding of this offering, you should refer to the complete registration statement on Form S-3 that may be obtained from the locations described above.

INCORPORATION BY REFERENCE

    The SEC allows us to "incorporate by reference" the information we file with the SEC, which means that we can disclose important information to you by referring you to documents we filed with the SEC. We incorporate by reference the documents listed below, and any additional documents filed by us with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering of the securities is terminated. The information we incorporate by reference is part of this prospectus, and any later information that we file with the SEC will automatically update and supersede this information.

    The documents we incorporate by reference are:

    (1) our Annual Report on Form 10-K for the fiscal year ended October 31, 1998;

    (2) our Quarterly Reports on Form 10-Q for the quarters ended January 31, 1999 and April 30, 1999; and

    (3) the description of our capital stock, including our rights plan, contained in our registration statement on Form 10, as amended, effective as of September 10, 1996, including any amendment or report filed for the purpose of updating this description.

    Documents incorporated by reference are available from us without charge, excluding all exhibits except those that have been specifically incorporated by reference in this prospectus. You may obtain documents incorporated by reference by requesting them in writing from Advanced Digital Information Corporation, P.O. Box 97057, 11431 Willows Road N.E., Redmond, Washington, 98073-9757,
Attention: Emily Taggart, or call (425) 881-8004. Our Internet address is www.adic.com. Information contained on our Web site does not constitute part of this prospectus.

                                USE OF PROCEEDS

    We expect to receive approximately $         in net proceeds from the sale
of the 2,500,000 shares of common stock offered in this offering, assuming a
public offering price of $    per share, after deducting the estimated
underwriting fees and offering expenses payable by us.

    We intend to use the net proceeds from this offering for repayment of indebtedness, working capital and general corporate purposes, as well as the possible acquisition of or investment in complementary businesses and technologies. The indebtedness we intend to repay is an unsecured note payable to Seafirst Bank due August 2003 which was incurred by us in connection with the acquisition of EMASS. At July 31, 1999, the balance was $7.2 million. The note bears interest at an adjusted LIBOR rate, which at July 31, 1999 was 6.53%. While we regularly evaluate acquisitions of and investments in complementary businesses and technologies, we currently have no commitments or agreements with respect to any such transactions. Pending use of the net proceeds, we intend to invest them in interest-bearing, investment-grade securities.

                          PRICE RANGE OF COMMON STOCK

    Our common stock is traded on the Nasdaq National Market under the symbol "ADIC." The following table sets forth, for the periods indicated, the high and low sale prices per share of our common stock as reported on the Nasdaq National Market.

                                                             PRICE RANGE OF COMMON
                                                                     STOCK
                                                             ----------------------
                                                               HIGH          LOW
FISCAL YEAR ENDED OCTOBER 31, 1997
  First Quarter............................................. $23          $10
  Second Quarter............................................ $22 1/4     $12 1/8
  Third Quarter............................................. $19 1/4     $13 3/4
  Fourth Quarter............................................ $22 3/4     $14 5/8

FISCAL YEAR ENDED OCTOBER 31, 1998
  First Quarter............................................. $20 1/2     $13 9/16
  Second Quarter............................................ $19 15/16   $14
  Third Quarter............................................. $20 1/2     $ 8 3/4
  Fourth Quarter............................................ $13 7/8     $ 6 1/8

FISCAL YEAR ENDING OCTOBER 31, 1999
  First Quarter............................................. $20 3/4     $13 1/8
  Second Quarter............................................ $23 1/2     $13 3/16
  Third Quarter............................................. $49 7/8     $20 3/4
  Fourth Quarter (through August 5, 1999)................... $45 3/8     $34 1/2

    On August 5, 1999, the reported last sale price of our common stock on the Nasdaq National Market was $38.75 per share. As of July 31, 1999, there were approximately 230 shareholders of record of the common stock.

                                DIVIDEND POLICY

    We have not declared or paid any dividends on our capital stock during any of the periods presented above. We currently intend to retain future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future.

                                 CAPITALIZATION

    The following table shows our capitalization as of April 30, 1999 on an actual basis and as adjusted to give effect to our receipt of the estimated net proceeds from the sale of 2,500,000 shares of common stock offered by us at an
assumed public offering price of $     per share:

                                                                                           AS OF APRIL 30, 1999
                                                                                        --------------------------
                                                                                           ACTUAL      AS ADJUSTED
                                                                                              (IN THOUSANDS)
Current portion of long-term debt.....................................................    $   3,167     $
                                                                                          =========     =========

Long-term debt........................................................................    $   6,370     $

Shareholders' equity:
  Preferred stock, no par value; 2,000,000 shares authorized, none issued and
    outstanding.......................................................................           --

  Common stock, no par value; 40,000,000 shares authorized, 9,857,535 issued and
    outstanding, actual; 12,357,535 shares issued and outstanding, as adjusted(1).....       46,976

  Retained earnings...................................................................       22,606

  Cumulative translation adjustment...................................................         (792)
                                                                                          ---------     ---------

    Total shareholders' equity........................................................       68,790
                                                                                          ---------     ---------

      Total capitalization............................................................    $  75,160     $
                                                                                          =========     =========

------------------------

(1) Excludes 1,549,936 shares of common stock reserved for issuance under our stock option plans, of which 1,375,215 shares were subject to outstanding options as of April 30, 1999 at a weighted average exercise price of $11.54 per share.

                      SELECTED CONSOLIDATED FINANCIAL DATA

    In the table below, we provide our summary historical financial data. We have prepared this information using our consolidated financial statements for the five years ended October 31, 1998 and the six months ended April 30, 1998 and 1999. The information shown below reflects our operation as a subsidiary of Interpoint Corporation from February 11, 1994 to October 15, 1996. On
October 15, 1996, Interpoint spun us off into a separate company. The financial statements for the five years ended October 31, 1998 have been audited. The financial statements for the six months ended April 30, 1998 and 1999 have not been audited. Operating results for the six months ended April 30, 1999 are not necessarily indicative of results that may be expected for the full fiscal year. When you read this summary historical financial data, it is important that you read it along with the historical financial statements and related notes in our annual and interim financial statements included in this prospectus, as well as the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                                                              SIX MONTHS ENDED
                                                                FISCAL YEARS ENDED OCTOBER 31,                   APRIL 30,
                                                     -----------------------------------------------------  --------------------
                                                      1994(1)     1995       1996       1997      1998(2)     1998      1999(2)
                                                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Net sales..........................................  $  20,083  $  31,716  $  58,957  $  93,204  $ 114,557  $  47,672  $ 103,188
Cost of sales......................................     13,495     22,107     41,887     65,556     81,389     33,247     68,755
                                                     ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Gross profit.....................................      6,588      9,609     17,070     27,648     33,168     14,425     34,433
Operating expenses:
  Selling and administrative.......................      5,000      8,001      9,846     13,556     20,793      7,965     18,093
  Acquired in-process technology...................         --         --         --         --      4,492         --         --
  Acquisition expenses.............................        590         --         --         --         --         --         --
  Research and development.........................      1,037      1,097      1,542      2,909      4,483      1,245      6,051
                                                     ---------  ---------  ---------  ---------  ---------  ---------  ---------
Operating profit (loss)............................        (39)       511      5,682     11,183      3,400      5,215     10,289
Other income (expense).............................       (102)      (296)      (394)     1,481      1,329      1,079        431
                                                     ---------  ---------  ---------  ---------  ---------  ---------  ---------
Income (loss) before provision (benefit) for income
  taxes............................................       (141)       215      5,288     12,664      4,729      6,294     10,720
Provision (benefit) for income taxes...............        (99)       (77)     1,858      4,167      3,174      1,999      3,840
Minority interest..................................         --         --         --         --         25         --        283
                                                     ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net income (loss)..................................  $     (42) $     292  $   3,430  $   8,497  $   1,530  $   4,295  $   6,597
                                                     =========  =========  =========  =========  =========  =========  =========
Basic net income per share(3)......................                                   $    0.94  $    0.16  $    0.44  $    0.67
                                                                                      =========  =========  =========  =========
Diluted net income per share(3)....................                                   $    0.92  $    0.16  $    0.43  $    0.66
                                                                                      =========  =========  =========  =========
Pro forma basic net income per share
  (unaudited)(3)...................................             $    0.04  $    0.43
                                                                =========  =========
Pro forma diluted net income per share
  (unaudited)(3)...................................             $    0.04  $    0.42
                                                                =========  =========

                                                                             AS OF OCTOBER 31,                     AS OF APRIL
                                                           -----------------------------------------------------       30,
                                                             1994       1995       1996       1997       1998         1999
                                                                                      (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
  Cash and cash equivalents..............................  $     184  $     624  $  10,437  $  32,807  $  28,226    $  14,769
  Working capital........................................      4,156      7,249     24,596     53,358     66,582       57,721
  Total assets...........................................      8,710     13,943     36,710     75,194    112,407      107,758
  Long-term debt and loan from Interpoint, excluding
    current portion......................................      2,358      5,434         --         --     18,368        6,370
  Shareholders' equity...................................      3,027      3,387     26,387     60,110     63,003       68,790

--------------------------

(1) In February 1994, we incurred $590,000 in acquisition-related expenses associated with our acquisition by Interpoint. Also, in June 1994, we acquired a wholly owned European subsidiary in a transaction accounted for as a purchase.

(2) The Statement of Operations data for periods ending after August 19, 1998 reflect the acquisition of EMASS, Inc. on that date. The Statement of Operations data for fiscal 1998 reflect a $513,000 charge to cost of goods sold as a result of purchase accounting adjustments and an expense of $380,000 of acquired duplicative assets relating to that acquisition.

(3) Earnings per share and pro forma earnings per share data have been restated for fiscal 1995, 1996 and 1997 to conform with Statement of Financial Accounting Standards No. 128, "Earnings Per Share."

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    EXCEPT FOR HISTORICAL INFORMATION, THE DISCUSSION IN THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. SUCH FORWARD-LOOKING STATEMENTS INCLUDE, AMONG OTHERS, THOSE STATEMENTS INCLUDING THE WORDS "EXPECT," "ANTICIPATE," "INTEND" AND "BELIEVES" AND SIMILAR EXPRESSIONS. OUR ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE DISCUSSED IN THIS PROSPECTUS. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE, BUT ARE NOT LIMITED TO, THE RISKS DISCUSSED IN THE SECTION TITLED "RISK FACTORS" IN THIS PROSPECTUS.

    THE FOLLOWING DISCUSSION SHOULD BE READ IN CONJUNCTION WITH THE CONSOLIDATED FINANCIAL STATEMENTS AND THE RELATED NOTES INCLUDED ELSEWHERE IN THIS PROSPECTUS.

OVERVIEW

    We provide hardware and software data storage solutions to the open systems marketplace. Our products integrate into a wide range of rapidly evolving network computing environments, and are designed to help our customers organize, protect and retrieve electronic information. We design, manufacture, sell and support specialized data storage hardware and software products and provide related services. Currently, we derive substantially all of our revenue from the sale of storage libraries and related service and support. As a result of our investments in software development, we expect sales of our proprietary software products to increase in the future. We distribute our products primarily through value-added resellers, or VARs, and original equipment manufacturers, or OEMs, and also directly to large end users.

    Since 1997, our general trends include growth in sales of library products, a reduction in sales of standalone DLT tape drives and growth in our OEM business. Gross profit margins depend on a number of factors, including customer and product mix, price competition and tape drive costs. We cannot assure you that we can maintain our gross margin levels.

    In August 1998, we acquired EMASS, Inc. for $25.0 million in cash and the assumption of $2.0 million in indebtedness, and expensed $4.5 million of acquired in-process research and development. EMASS established our presence in Denver and expanded our operations in Europe. This acquisition brought with it certain product offerings, including large-scale libraries as well as proprietary software products designed to operate in conjunction with our hardware products as well as the hardware products of our competitors. Additionally, we gained a field service organization which now serves our combined businesses. The acquisition of EMASS has resulted in increases in our net sales, selling and administrative expenses and research and development expenses. However, as a result of the complete integration of the EMASS business into our existing business, we do not separately track the operating results of the former EMASS business.

    Net sales outside the United States accounted for 33% of our net sales in fiscal 1998 and 45% of our net sales in the first six months of fiscal 1999. This increase reflects our EMASS acquisition. Foreign currency gains or losses arise as a result of our operation of European subsidiaries, the functional currencies of which are the French franc and German deutsche mark. All monetary assets are translated into the functional currencies on the financial statements of these subsidiaries. Some U.S. dollar receivables and payables in these subsidiaries offset to reduce our exposure to transaction gains and losses. To the extent that these monetary assets and liabilities do not fully offset each other and the U.S. dollar exchange rate changes with respect to these currencies, transaction gains or losses may result. For large sales denominated in other currencies, we attempt to implement appropriate hedging strategies.

    The financial data below, prior to October 16, 1996, relates to our operation as a wholly owned subsidiary of Interpoint Corporation.

RESULTS OF OPERATIONS

    The following table sets forth, as a percentage of net sales, consolidated statement of operations data for the periods indicated:

                                                                         FISCAL YEARS ENDED           SIX MONTHS ENDED
                                                                             OCTOBER 31,                 APRIL 30,
                                                                   -------------------------------  --------------------
                                                                     1996       1997       1998       1998       1999

                                                                              (AS A PERCENTAGE OF NET SALES)
Net sales........................................................      100.0%     100.0%     100.0%     100.0%     100.0%
Cost of sales....................................................       71.0       70.3       71.0       69.7       66.6
                                                                   ---------  ---------  ---------  ---------  ---------
  Gross profit...................................................       29.0       29.7       29.0       30.3       33.4
Operating expenses:
  Selling and administrative.....................................       16.7       14.5       18.2       16.7       17.5
  Acquired in-process technology.................................         --         --        3.9         --         --
  Research and development.......................................        2.6        3.1        3.9        2.6        5.9
                                                                   ---------  ---------  ---------  ---------  ---------
Operating profit.................................................        9.7       12.1        3.0       11.0       10.0
Other income (expense)...........................................       (0.7)       1.6        1.1        2.2        0.4
                                                                   ---------  ---------  ---------  ---------  ---------
Income before provision for income taxes.........................        9.0       13.7        4.1       13.2       10.4
Provision for income taxes.......................................        3.2        4.5        2.8        4.2        3.7
Minority interests...............................................         --         --         --         --        0.3
                                                                   ---------  ---------  ---------  ---------  ---------
Net income.......................................................        5.8%       9.2%       1.3%       9.0%       6.4%
                                                                   =========  =========  =========  =========  =========

    SIX MONTHS ENDED APRIL 30, 1999 COMPARED TO SIX MONTHS ENDED APRIL 30, 1998

    NET SALES. Net sales for the six months ended April 30, 1999 were $103.2 million, an increase of 116% compared to the six months ended April 30, 1998. This increase in net sales reflects the inclusion of revenue associated with the acquisition of EMASS as well as strong sales growth across our major product lines, in both our branded products and OEM business.

    GROSS PROFIT. Gross profit was $34.4 million or 33% of net sales for the six months ended April 30, 1999 compared to $14.4 million or 30% of net sales for the same period in fiscal 1998. Gross profit percentage for the six-month period was higher than the same period in fiscal 1998 due to a shift in product mix toward higher-margin tape libraries, software and service, and away from lower-margin standalone tape drives and media, as well as the effects of overall volume increases. Offsetting this trend were higher overhead costs associated with our new Washington facility and increases in personnel to support the OEM business, all of which began to be incurred late in the second quarter of fiscal 1998.

    SELLING AND ADMINISTRATIVE EXPENSES. Selling and administrative expenses were $18.1 million or 18% of net sales for the six months ended April 30, 1999 compared to $8.0 million or 17% of net sales for the same period in fiscal 1998. The dollar and percentage increases in selling and administrative expenses in the six months ended April 30, 1999 over the comparable period in fiscal 1998 were due to increased sales and administrative personnel both in the headquarters office and in regional offices throughout the United States. We expect that selling and administrative expenses as a percentage of net sales may increase slightly throughout fiscal 1999 as we continue to invest in potential OEM relationships.

    RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses were $6.1 million or 6% of net sales for the six months ended April 30, 1999 compared to $1.2 million or 3% of net sales for the same period in fiscal 1998. Much of this increase relates to an emphasis on software-based products. We intend to maintain this higher level of research and development spending as we continue investing heavily in software development and new hardware products.

    OTHER INCOME. Interest income for the six months ended April 30, 1999 was $431,000 compared to $1.1 million for the same period in fiscal 1998. This decrease is the result of lower cash balances reflecting cash utilization for the acquisition of EMASS in August 1998 and an investment in Network
Integrity, Inc. in December 1998, as well as for paydown of our long-term debt. Interest expense in fiscal 1999 relates primarily to interest on a bank loan, the proceeds of which were used to partially finance the acquisition of EMASS. The gain on sale of marketable equity securities relates to investments in certain securities made during fiscal 1998 and sold during the first quarter of fiscal 1999.

    PROVISION FOR INCOME TAXES. Income tax expense for the six months ended April 30, 1999 was $3.8 million compared to $2.0 million for the same period in fiscal 1998. We believe that the 36% effective tax rate reflected in our results for the six-month period ended April 30, 1999, which includes taxes paid in various federal, state and international jurisdictions, is generally indicative of our effective tax rate in future periods. There are significant deferred tax assets associated with net operating loss carryforwards and other timing differences associated with subsidiaries acquired in the EMASS transaction. A valuation allowance has been established on these deferred tax assets because it is more likely than not that these deferred assets will not be realized. In the event that earnings of these companies allow us to deduct these expenses for tax purposes and recognize these assets, we will reallocate the purchase price to reduce noncurrent intangible assets related to the acquisition.

    FISCAL YEARS ENDED OCTOBER 31, 1996, 1997 AND 1998

    NET SALES. We generated net sales of $114.6 million, $93.2 million and $59.0 million in fiscal 1998, 1997 and 1996, respectively. The 23% increase in net sales in fiscal 1998 compared to fiscal 1997 relates both to an increase in sales of small libraries and to the inclusion of EMASS sales in the fourth quarter of fiscal 1998, offset by a significant decrease in standalone tape drive and media sales between fiscal 1998 and 1997. The increase in small library sales is due to market growth as well as to our OEM sales under agreements entered into during fiscal 1998. These OEM sales consisted primarily of the FastStor products introduced in the final quarter of fiscal 1997. The transition during fiscal 1998 of DLT tape drives, supplied by Quantum, from a condition of supply constraint to one of general availability was a major factor in the reduction of sales of standalone DLT tape drives and a reduction in sales to our distributors and resellers as they reduced their inventories of these products. Tape drives purchased from third-party manufacturers, primarily DLT drives, involve rapidly changing technology. To remain competitive, we sometimes reduce prices on our library products in response to decreases in purchased tape drive cost. In fiscal 1998, primarily due to declining tape drive prices, we lowered prices on certain library and other products.

    The 58% increase in net sales in fiscal 1997 compared to fiscal 1996 was primarily due to strong unit sales volume of our DLT-based products, particularly the VLS DLT and Scalar automated tape libraries, and the DS9000 series standalone tape drives. Net sales of older products, including 4mm/ DAT and 8mm tape libraries decreased in fiscal 1997. International sales were $37.9 million, $30.6 million and $21.2 million in fiscal 1998, 1997 and 1996, respectively, accounting for 33% of net sales in both fiscal 1998 and 1997 and 36% of net sales in fiscal 1996.

    GROSS PROFIT. Gross profit was $33.1 million, $27.6 million and $17.1 million in fiscal 1998, 1997 and 1996, respectively, representing 29%, 30% and 29% of net sales, respectively. The decrease in gross profit margin in fiscal 1998 was due to many factors, including higher overhead associated with our new Washington facility, increases in personnel to support our OEM business, and lower than anticipated product revenues, particularly in the third quarter of fiscal 1998. Gross profit margins decreased further due to certain product price reductions. These factors more than offset the benefit of a shift in product mix toward higher-margin libraries and away from lower-margin standalone products. The gross profit margin in the fourth quarter of fiscal 1998 benefited from the larger libraries and software sales of EMASS, but was reduced by a $513,000 charge to cost of goods sold as a result of purchase accounting adjustments to record EMASS inventory at its fair market value. Gross profit margin for fiscal 1997 was higher than fiscal 1996 due to a shift in product mix toward higher-margin Scalar libraries and product cost-reduction efforts. The cost of direct material, including tape drives, comprised a substantial majority of cost of sales in fiscal 1998, 1997 and 1996.

    SELLING AND ADMINISTRATIVE EXPENSES. Selling and administrative expenses were $20.8 million, $13.6 million and $9.8 million in fiscal 1998, 1997 and 1996, respectively, representing 18%, 15% and 17% of net sales, respectively. The increase both in absolute dollars and as a percentage of net sales in fiscal 1998 over fiscal 1997 is due to increased sales personnel in our headquarters, regional and international sales offices, increased advertising and promotion costs and increased costs associated with our new headquarters facility. In addition, with the purchase of EMASS we acquired duplicate assets consisting of computer systems to track product serial numbers and customer service information. These assets totaled $380,000 and were expensed subsequent to the acquisition.

    Selling and administrative expenses for fiscal 1997 decreased as a percentage of net sales as higher net sales reflected the benefits of our significant investments in sales and marketing resources in fiscal 1996. The dollar increase in selling and administrative expenses in fiscal 1997 over fiscal 1996 was primarily due to additions to sales and marketing staff, increased advertising costs and increased administrative overhead.

    ACQUIRED IN-PROCESS TECHNOLOGY. In connection with the purchase of EMASS, acquired in-process technology was identified and valued by an independent third party at $4.5 million, approximately 18% of the total purchase price, and was expensed immediately. The value of acquired in-process technology was determined by estimating the stage of development of each in-process research and development project at the date of acquisition and estimating cash flows resulting from anticipated revenues generated from such projects, and then discounting the projected net cash flow. Projects we are currently pursuing include a new large library storage product and associated software, as well as separate software products using UNIX and Windows NT platforms. Of the total value of acquired in-process technology, 49% was associated with the in-process library products and 51% with the in-process software products. We expect that these products, if successfully developed, will replace existing large library and software products. We expect that customer service and maintenance contracts will, however, continue to provide revenue associated with the older products.

    We expect to incur significant costs to develop the acquired in-process technology into commercially viable products. The majority of the development costs associated with the library product are expected to be incurred in fiscal 1999, with the product release anticipated for the first half of fiscal 2000. Costs include engineering time and material, in addition to costs associated with prototype and test systems. One of the software products was released in fiscal 1999, and we will continue to incur development costs through the release of the remaining software products and versions, expected in fiscal 2000. Expenses incurred subsequent to August 1998 are included in research and development expenses. We believe that each of these projects will be successfully developed; however, if they are not, our sales and profitability may be adversely affected in future periods. In addition, the failure of any particular project could impair the value of other intangible assets acquired and adversely affect our sales and profitability in future periods.

    RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses were $4.5 million, $2.9 million and $1.5 million in fiscal 1998, 1997 and 1996, respectively, representing 4% of net sales in fiscal 1998 and 3% in fiscal 1997 and 1996. The dollar and percentage increases in fiscal 1998 over fiscal 1997 are both related to our significant expenditures associated with hardware and software in-process technology. Actual dollar spending during fiscal 1997 was higher than fiscal 1996 due to increases in development expenses for the FastStor products released in the final quarter of fiscal 1997 as well as the Scalar 218 series, and additions to research and engineering staff.

    OTHER INCOME (EXPENSE). Other income was $1.3 million and $1.5 million in fiscal 1998 and 1997, respectively, compared to expenses of $395,000 in fiscal 1996. Interest income of $1.0 million for fiscal 1998 was comparable to fiscal 1997 interest income of $1.1 million. Interest expense incurred in fiscal 1998 of $311,000 represented interest from August 19, 1998 to October 31, 1998 on a bank loan, the proceeds of which were used to partially finance the acquisition of EMASS. The gain on sale of marketable securities relates to investments in certain equity securities made and sold in fiscal 1998. As a result of the proceeds from issuance of common stock in March 1997, as well as Interpoint's forgiveness of all intercompany loans to us and contribution of cash to us in October 1996, we realized $1.1 million of interest income in the fiscal year ended October 31, 1997, rather than $508,000 of interest expense incurred in fiscal 1996. Between fiscal 1997 and 1996, net foreign currency translation gains increased approximately $271,000.

    PROVISION FOR INCOME TAXES. The provision for income taxes in fiscal 1998 was $3.2 million, which represented an effective tax rate of 67% of pre-tax income. The expense associated with the write-off of acquired in-process technology is not deductible for state or federal income tax purposes. Without this expense, the effective tax rate would have been 34%. Income tax expense for fiscal 1997 was $4.2 million compared to $1.9 million for fiscal 1996. The 33% effective tax rate in fiscal 1997 reflects our investment in certain nontaxable bonds, as well as the utilization of certain credits for increasing research activities. The provision includes taxes paid in various federal, state and international jurisdictions.

QUARTERLY RESULTS OF OPERATIONS

    The following tables set forth statement of operations data for the eight quarters ended April 30, 1999, as well as the percentage of our net sales represented by each item. This information has been derived from our unaudited consolidated financial statements. The unaudited quarterly information has been prepared on the same basis as our audited consolidated financial statements and includes all adjustments, consisting only of normal recurring accruals, that our management considers necessary for a fair presentation of such information when read in conjunction with our annual consolidated audited financial statements and notes appearing elsewhere in this prospectus. Operating results for any quarter are not necessarily indicative of results for any future period.

                                                                             THREE MONTHS ENDED
                                           --------------------------------------------------------------------------------------
                                           JULY 31,   OCT. 31,   JAN. 31,   APRIL 30,  JULY 31,   OCT. 31,   JAN. 31,   APRIL 30,
                                             1997       1997       1998       1998       1998       1998       1999       1999

                                                                               (IN THOUSANDS)
Net sales................................  $  24,463  $  26,599  $  22,866  $  24,806  $  25,314  $  41,570  $  49,144  $  54,044
Cost of sales............................     17,397     18,499     15,451     17,796     18,544     29,597     32,750     36,005
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Gross profit...........................      7,066      8,100      7,415      7,010      6,770     11,973     16,394     18,039
Operating expenses:
  Selling and administrative.............      3,467      3,793      3,783      4,182      4,978      7,849      9,113      8,980
  Acquired in-process technology.........         --         --         --         --         --      4,492         --         --
  Research and development...............        733        854        618        627        818      2,420      2,815      3,235
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Operating profit (loss)..................      2,866      3,453      3,014      2,201        974     (2,788)     4,466      5,824
Other income (expense)...................        542        344        560        518        159         91        480        (49)
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Income (loss) before provision for income
  taxes..................................      3,408      3,797      3,574      2,719      1,133     (2,697)     4,946      5,775
Provision for income taxes...............      1,146      1,124      1,213        785        381        795      1,774      2,067
Minority interests.......................         --         --         --         --         --         25        120        163
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net income (loss)........................  $   2,262  $   2,673  $   2,361  $   1,934  $     752  $  (3,517) $   3,052  $   3,545
                                           =========  =========  =========  =========  =========  =========  =========  =========

                                                                             THREE MONTHS ENDED
                                           --------------------------------------------------------------------------------------
                                           JULY 31,   OCT. 31,   JAN. 31,   APRIL 30,  JULY 31,   OCT. 31,   JAN. 31,   APRIL 30,
                                             1997       1997       1998       1998       1998       1998       1999       1999

                                                                    (AS A PERCENTAGE OF TOTAL NET SALES)
Net sales................................      100.0%     100.0%     100.0%     100.0%     100.0%     100.0%     100.0%     100.0%
Cost of sales............................       71.1       69.5       67.6       71.7       73.3       71.2       66.6       66.6
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Gross profit...........................       28.9       30.5       32.4       28.3       26.7       28.8       33.4       33.4
Operating expenses:
  Selling and administrative.............       14.2       14.3       16.5       16.9       19.7       18.9       18.5       16.6
  Acquired in-process technology.........         --         --         --         --         --       10.8         --         --
  Research and development...............        3.0        3.2        2.7        2.5        3.2        5.8        5.8        6.0
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Operating profit (loss)..................       11.7       13.0       13.2        8.9        3.8       (6.7)       9.1       10.8
Other income (expense)...................        2.2        1.3        2.4        2.1        0.7        0.2        1.0       (0.1)
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Income (loss) before provision for income
  taxes..................................       13.9       14.3       15.6       11.0        4.5       (6.5)      10.1       10.7
Provision for income taxes...............        4.7        4.3        5.3        3.2        1.5        1.9        3.7        3.8
Minority interests.......................         --         --         --         --         --        0.1        0.2        0.3
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net income (loss)........................        9.2%      10.0%      10.3%       7.8%       3.0%      (8.5)%       6.2%       6.6%
                                           =========  =========  =========  =========  =========  =========  =========  =========

    Our net sales over the eight quarters ended April 30, 1999 have increased sequentially except for the first quarter of fiscal 1998. The drop in this quarter reflects a seasonal pattern that we have generally seen when compared to net sales of the previous fourth quarter. In addition, revenue growth in fiscal 1998 was affected by a significant reduction in sales of standalone tape drives and media sales when compared to fiscal 1997. This decrease was offset by increases in sales of our library products.

    Gross profit has ranged between 27% in the third quarter of fiscal 1998 to 33% in each of the first two quarters of fiscal 1999. Gross profit in the second and third quarters of fiscal 1998 reflected certain product price reductions and increased overhead costs. The largest component of overhead costs is related to our move to a new headquarters facility in April 1998.

    Operating expenses, including selling, administrative, and research and development costs, have generally increased in dollar amount over the eight quarters. Quarterly variations prior to the fourth quarter of fiscal 1998 were primarily due to the timing of specific expenditures. The increase in dollar amount in the fourth quarter of fiscal 1998 reflected the inclusion of EMASS. Increases in sales and administrative expenses reflect additional sales personnel and increased expenditures in advertising and promotion.

LIQUIDITY AND CAPITAL RESOURCES

    Cash flows provided by operating activities were $1.9 million for the first six months of fiscal 1999 and $2.7 million for fiscal 1997, and cash flows used in operating activities were $3.5 million for fiscal 1996. In each of these periods, operating cash was primarily used to fund increases in accounts receivable and inventories and was offset by net income, depreciation and other reserves. Additionally, in fiscal 1998, net income was reduced by the expensing of acquired in-process technology, a noncash item. Other noncash items in fiscal 1998 include an increase in the allowance for inventory obsolescence of $1.1 million. As our installed base of library products has increased, the need for service and warranty repair inventory, especially inventory at regional locations to support on-site service, has also increased. We have provided an allowance against these inventories, as well as for inventories used for demonstration purposes, in addition to our allowance for excess and obsolescence. Because these inventories can remain in the field for an extended time, the amount of this allowance has increased substantially over the past two years.

    Cash flows used in investing activities were $3.5 million for the first six months of fiscal 1999, $28.7 million for fiscal 1998, $5.8 million for fiscal 1997, and $900,000 for fiscal 1996. The first six months of fiscal 1999 includes a $4.0 million investment in Network Integrity, Inc., ongoing investment in property, plant and equipment and proceeds on the sales of marketable equity securities. Our investing activities in fiscal 1998 were primarily associated with the acquisition of EMASS in August 1998. In connection with this acquisition, we acquired assets with a fair value of $38.9 million, and assumed $13.9 million of liabilities. Included with EMASS's assets was $1.6 million in cash. Additionally, we invested in property, plant and equipment, primarily associated with our new headquarters facility and various technology additions and upgrades, and also invested in certain marketable equity securities, some of which were sold later in the year. In August 1997, we used $4.0 million to acquire a minority equity position in Crossroads Systems, Inc., a provider of Fibre Channel interconnection products. We used an additional $1.8 million to purchase plant and equipment in fiscal 1997 compared with expenditures of $910,000 for this purpose in fiscal 1996.

    Cash flows used in financing activities were $11.4 million for the first six months of fiscal 1999 compared to the provision of cash from financing activities of $100,000 for the first six months of fiscal 1998, and $19.6 million for fiscal 1998, $25.5 million for fiscal 1997, and $14.2 million for fiscal 1996. In August 1998, we received proceeds from long-term borrowings of $20.0 million. In March 1997, we completed a public offering of stock which provided cash of $23.7 million. In fiscal 1996, we financed our growth through loans from Interpoint, which loans increased $4.2 million. Prior to Interpoint's distribution of our stock, Interpoint made a contribution to our working capital through the cancellation of all $9.6 million of our indebtedness to Interpoint. Interpoint also contributed an additional $10.0 million in cash to our working capital.

    At April 30, 1999, our cash and cash equivalents totaled $14.8 million, down from $28.2 million at October 31, 1998. Our working capital, the difference between current assets and current liabilities, was $57.8 million at April 30, 1999, with a ratio of current assets to current liabilities of 2.8 to 1.

    We have a $10.0 million bank line of credit that expires in February 2001, all of which was available as of April 30, 1999. Borrowings under this line of credit bear interest at the bank's reference rate or an adjusted LIBOR rate. A credit agreement covers the line of credit and long-term note payable and requires that we maintain certain financial ratios and levels of working capital, tangible net worth and profitability. We had no material or unusual commitments as of April 30, 1999 other than annual rental commitments. In
June 1999, we finalized two operating lines provided by German banks totaling approximately $8.5 million in deutsche marks and borrowed the entire amount. These loans are due May 2003 and bear interest at the bank's rate, approximately 3.2% through November 1999. Beginning in December 1999, the interest rate varies; we have entered into a hedging contract to fix the interest rate at 4.3%. Additionally, in July 1999, we used $7.0 million to acquire a minority equity position in @Backup, an Internet-based backup and data access service company.

    We believe that the net proceeds of this offering, together with our existing cash and cash equivalents, bank line of credit, and anticipated cash flow from our operating activities, will be sufficient to fund our working capital and capital expenditure needs for at least the next 12 months. Further, we believe that cash provided by operations is likely to increase over the remainder of fiscal 1999. We may utilize cash to acquire or invest in businesses, products or technologies that we believe are strategic. We regularly evaluate other companies and technologies for possible acquisition by us. In addition, we have made and expect to continue to make substantial investments in companies with whom we have identified potential synergies. However, we have no present understanding, commitments or agreements with respect to any material acquisition of other businesses, products or technologies.

IMPACT OF EUROPEAN MONETARY CONVERSION

    We are aware of the issues associated with the changes in Europe resulting from the formation of a European economic and monetary union. One change resulting from this union required EMU member states to irrevocably fix their respective currencies to a new currency, the Euro, as of January 1, 1999, at which date the Euro became a functional legal currency of these countries. During the next three years, business in the EMU member states will be conducted in both the existing national currency, such as the French franc or the Deutsche mark, and the Euro. As a result, companies operating or conducting business in EMU member states will need to ensure that their financial and other software systems are capable of processing transactions and properly handling these currencies, including the Euro. We are still assessing the impact that the conversion to the Euro will have on our internal systems, the sale of our products and the European and global economies. We will take appropriate corrective actions based on the results of such assessment. We have not yet determined the cost related to addressing this issue.

YEAR 2000 READINESS DISCLOSURE

    Many computers, software and other equipment include computer code in which calendar year data is abbreviated to only two digits. As a result, some of these systems could fail to operate or fail to produce correct results if "00" is interpreted to mean 1900, rather than 2000. This error could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities. We are actively assessing the impact of the upcoming change on our business, financial condition and operating results.

    PRODUCTS. Based on our assessment to date, we believe the current versions of our hardware and software products are year 2000 compliant. All new products are being designed to be year 2000 compliant. While most of our internally manufactured library products have no date functionality built into them, this is not true for certain software and large library products. Year 2000 compliant updates are currently available for all of these products and our service personnel are able to install these

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
upgrades in conjunction with routine maintenance. In addition, we have reviewed and continue to review hardware used in connection with certain large library products. We have replaced certain systems that cannot be made compliant and upgraded those that can. We estimate that the total costs to replace this hardware will approximate $50,000. A portion of these costs is reimbursed by customers.

    We cannot assure you that all of our existing products will contain all necessary date codes. Further, use of our products in connection with other products that are not year 2000 compliant, including noncompliant hardware, software and firmware, may result in the inaccurate exchange of dates and result in performance problems or system failure. Any failure of our products to perform could result in claims against us. The cost of defending any such claim which may arise, as well as any liability for year 2000 related damages, could have a material adverse effect on our business, financial condition and operating results.

    INTERNAL INFORMATION TECHNOLOGY SYSTEMS. Our business depends on numerous systems that could potentially be impacted by year 2000 related problems. We continue to assess the possible effects on our operations of the year 2000 readiness of our enterprise resource planning computer systems and other internal systems. Based on assessments to date and software vendor certification, we believe that the enterprise resource planning computer systems at our various manufacturing sites are either year 2000 compliant currently or can be modified to ensure compliance. In addition, we plan to complete follow-up testing in the fourth quarter of fiscal 1999. Other internal systems have been assessed or are currently being assessed. Based on such assessments we will modify or replace such systems. We expect the assessments and tests of these systems to be completed in the fourth quarter of fiscal 1999. Based on work completed through July 31, 1999, we anticipate replacing several network servers in Denver and Germany and various other pieces of equipment and software with an approximate cost of $100,000.

    SYSTEMS OTHER THAN INFORMATION TECHNOLOGY SYSTEMS. In addition to computers and related systems, the operation of office and facilities equipment, such as fax machines, telephone switches, security systems and other common devices, may be affected by year 2000 problems. We continue to assess the potential effect and costs of remediating the year 2000 problem on our office equipment and facilities. For example, we identified the need to replace a phone switch and system in our France office, which can be completed at an immaterial cost. We are not aware of any significant operational year 2000 issues or costs associated with our noninformation technology systems. However, we may experience significant unanticipated problems and costs caused by undetected errors or defects in the technology used in these systems.

    SUPPLIERS. Our reliance on key suppliers, and therefore on the proper function of their information systems and software, means that their failure to address year 2000 issues could have a material impact on our operations and financial results. We have asked key suppliers to provide information regarding their readiness for year 2000 related issues and have received responses from substantially all of them. We are reviewing the responses and will determine what further actions are required to mitigate vulnerability to problems with suppliers and other third parties' systems.

    YEAR 2000 COSTS. We expect to incur primarily internal staff cost and other expenses related to infrastructure and facilities enhancements necessary to prepare our systems for the year 2000. To date, there have been no material direct out-of-pocket costs in these areas. Although the total cost of these year 2000 compliance activities is not yet determined, it is not anticipated to be material to our business, financial condition and operating results.

    CONTINGENCY PLANS. We are developing contingency plans to be implemented if our efforts to identify and correct year 2000 problems affecting critical internal systems are not effective. We expect to complete our contingency plans by late 1999.

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
    WORST-CASE SCENARIO. We believe that the most likely worst-case scenario related to the year 2000 issue that we may experience would be either an inability to obtain inventory components from suppliers or delays in receiving orders or payments from customers due to year 2000 problems experienced by these third parties. If either of these events transpires, we could experience decreased revenue due to our inability to produce and ship our products or our inability to collect payments due to us in a timely fashion.

    DISCLAIMER. The discussion of our efforts and expectations relating to year 2000 compliance include forward-looking statements. Our ability to achieve year 2000 compliance and the amount of necessary additional costs could be adversely affected by the availability and cost of programming and testing resources, third-party suppliers' ability to modify proprietary software and unanticipated problems identified in our ongoing compliance review.

                                    BUSINESS

OVERVIEW

    We provide hardware and software data storage solutions to the open systems marketplace. We offer a broad range of products designed to enable organizations to effectively capture, protect, manage and archive the increasing amount of complex, mission-critical data. We incorporate our proprietary hardware, software and interconnectivity products, as well as our service and support expertise, with third-party hardware and software products to deliver flexible, reliable and scalable storage solutions. Our storage solutions are market-driven, and we do not rely on a single technology or device to deliver them. We continue to increase our investments in developing innovative and effective storage products. In order to broaden access to complementary products, we make direct equity investments and initiate licensing and co-development agreements with companies developing innovative technologies for the data storage market. Our sales channels include a global network of resellers developed over the last 15 years and original equipment manufacturers, or OEMs, including Dell Computer. In addition, we were recently selected as a supplier to IBM, subject to finalizing a definitive agreement.

INDUSTRY BACKGROUND

    In an increasingly information-based economy, information and databases are central to a company's value, and managing the increase in data is one of the most important challenges that a company must address. The volume of business-critical data generated, processed, stored and manipulated in the business environment, has grown dramatically over the last decade. International Data Corporation, an independent industry research company, estimates that the amount of disk storage capacity sold annually grew from 10,000 terabytes, each terabyte representing one trillion bytes of information, in 1994 to 116,000 terabytes in 1998, increasing to 1,400,000 terabytes in 2002. This represents an expected compound annual growth rate of 86% from 1998 to 2002. We believe this growth rate is reflective of the overall growth in electronic data in the increasingly information-based economy. Several factors are driving the increased volume and value of data:

    - GROWTH IN BUSINESS CRITICAL DATA. Stored data is growing in size and complexity from the proliferation of different types of stored data including graphics, video, text and audio, as well as the implementation of enterprise-wide databases containing both traditional and nontraditional business management information. Organizations in all industries, including technology, telecommunications, manufacturing, financial services, entertainment and broadcast, are increasingly dependent on their ability to collect, access, mine, use and transfer these new types of stored data.

    - RISE OF NETWORK SERVER COMPUTING. Within organizations, there has been a fundamental shift from mainframe computers to networked, server-based computing. This development has shifted critical information from the mainframe to network servers, allowing more people to gain access to stored data as well as create new data, which in turn needs to be stored and backed up.

    - RISE OF THE INTERNET AND E-COMMERCE BASED BUSINESSES. The growth in the Internet as a means of commerce has created a class of companies whose businesses depend on the access, creation and archiving of stored data. In addition, the growth in the use of the Internet has created wide access to vast amounts of data. As individuals and businesses increase their reliance on the Internet for transactions and data retrieval, the need for high-volume, high-speed access to large databases will continue to experience rapid growth.

    These and other factors, have intensified the demand placed on data centers. As a result, organizations face heightened requirements for data storage solutions that enable improved access to, and management of, shared data, including solutions that offer increased connectivity capabilities, greater capacity, higher performance, greater reliability and greater protection.

    Traditionally, storage architectures were mainly targeted at backup applications and focused on limiting the high costs associated with lost data, primarily stemming from human error, viruses, equipment failure, data corruption and man-made and natural disasters. As a result, tape storage systems, which because of their larger storage surface area offer the lowest-cost medium for storing and protecting large quantities of data, historically had comprised a central piece of a business's storage solution.

    With the rapid escalation of the volume and value of data stored, organizations are increasingly looking for storage system solutions that enable them to not only back up business-critical data, but also efficiently capture, protect, manage and archive stored information across a variety of storage platforms. Efficiently storing, managing and protecting this data is considered mission-critical. This data is frequently integral to the business, and in many Web-based companies, such as Internet providers, the data is a key strategic asset of the company. Corporate databases contain useful information about customer records, order patterns, and other data that can be analyzed and transformed into a competitive advantage for a corporation. The ability to turn this data into useful information enables a company to react and adapt more quickly to the market. As a result, companies require solutions that will provide increased accessibility to data without sacrificing performance requirements or introducing greater risk of data loss.

    In response to the limitations of traditional storage architectures, new open standard technology protocols have emerged that are designed to provide high-speed connectivity for data-intensive applications across multiple operating systems, including UNIX and Windows NT. These new methods of storage and data management technologies include the following:

    - FIBRE CHANNEL. Fibre Channel is a defined technology that allows users to connect multiple storage devices with one gigabit per second throughput. Fibre Channel provides the bandwidth, reliability, scalability and transmission distances that allow companies to create storage area networks.

    - STORAGE AREA NETWORKS. A storage area network, or SAN, based architecture applies the inherent benefits of a networked approach to data storage applications, allowing data to move efficiently and reliably between multiple storage devices and servers. The benefits of SAN architecture also include increasing the scalability of existing storage solutions and providing a higher level of connectivity than currently exists with traditional technologies. Additionally, SANs are able to provide these benefits across multiple operating systems.

    - NETWORK ATTACHED STORAGE APPLIANCES. Network attached storage, or NAS, appliances allow users to add plug-and-play storage capacity to networks without having to disable or increase demands on the network server. This allows users to maintain, or even enhance, system performance while saving on both time and cost.

    - INTERNET-BASED STORAGE BACKUP. This solution allows home users, remote portable computer users and enterprises to outsource their storage or back up of data on a cost-efficient basis through the services provided by Internet-based storage backup companies. Increased availability of high-bandwidth Internet connections is a key enabler of this approach.

    - STORAGE MANAGEMENT SOFTWARE SOLUTIONS. Software innovations continue to enhance storage management capabilities. For example, byte-level storage management reduces the amount of total data storage by recording only incremental changes to files and facilitates real-time, or continuous backup, capability. Hierarchical storage management automatically moves less frequently accessed data to less expensive tape storage, ensuring that higher-cost disk space is available.

    - MULTIPLE STORAGE FORMATS. Data centers have evolved to incorporate multiple forms of storage media, including optical disks, hard disk drives, higher capacity tapes and broadcast media.

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
      Software and hardware products have been developed that allow users to optimize these multiple storage formats.

    With the increased dependence on and use of their stored data, organizations need efficient and reliable storage system solutions offering real-time accessibility to shared data, higher performance and storage capabilities for mission-critical applications and greater functionality to manage and back up stored content. Furthermore, the limitations of existing enterprise computing and storage solutions are compounded by the use of multiple incompatible server operating systems, such as the proliferation of Windows NT and UNIX environments. As a result, enterprises are being forced to dedicate substantial financial and personnel resources to manage and maintain the distributed storage capabilities of their networks. The heightened need for increased capacity and number of storage devices in the enterprise has created significant opportunities for total storage system solutions that include devices such as tape drives, tape libraries and storage management software, as well as storage services such as data backup, disaster recovery, near-line storage, archiving and media management.

THE ADIC SOLUTION

    We provide hardware and software data storage solutions to the open systems marketplace. We offer a broad range of products designed to enable organizations to effectively capture, protect, manage and archive the increasing amount of complex, mission-critical data. Our storage solutions are market-driven, and we do not rely on a single technology or device to deliver our storage solutions. We, along with our value-added resellers, or VARs, OEM partners and customers, incorporate our proprietary hardware, software and interconnectivity products, as well as our service and support expertise, with third-party hardware and software products to deliver reliable, flexible and scalable storage solutions.

    In addition to our current products, we continue to increase investments in research and development to produce innovative and effective storage products. In order to access complementary products, we make direct equity investments and initiate license or enter into co-development agreements. We believe such research and development and third-party relationships will better position us to continue to provide advanced storage solutions.

    We offer end users technical service and support on a multilingual, 24-hour-a-day, seven-day-a-week basis. Such technical support includes warranty, service contract, trouble shooting and integration services.

    We believe that our open-systems approach, focus on new technologies, multiple channel distribution model and customer service and support allow us to be well positioned and sufficiently agile to provide storage solutions to a rapidly growing and evolving data storage marketplace.

ADIC STRATEGY

    Our objective is to capture an increasing portion of the open systems storage solutions market. Key components of our strategy to achieve this objective include:

    PROVIDE A BROAD ARRAY OF DEVICE-INDEPENDENT STORAGE SOLUTIONS. We believe that our independence from any single device technology is a key advantage. We provide end users with effective storage solutions, comprised of competitive data recording device technology, automation hardware, interconnectivity products, state of the art software and technical service and support. Our strategy employs a device-independent and open systems approach that allows us or our OEM or value-added reseller partners to provide storage solutions incorporating the optimal combination of our proprietary products and available third-party hardware and software products. Depending on the specific requirements of a particular application, such as cost, transfer rate or access time, our products may include a variety of tape formats, optical, disk or emerging technologies.

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
    AGGRESSIVELY DEVELOP TECHNOLOGY. We believe that focused expenditures on differentiated technologies are critical to our success and are accelerating our expenditures on technology development in order to offer more complete storage solutions. We have built multiple generations of existing products on a foundation of technology and know-how, including operating systems software, programming languages and structure, file management systems, communications protocols, electronic hardware and electro-mechanical hardware. Building on this experience, we have made storage management software and library control software the largest components of our growing research and development program. In addition to internal investment, we may seek to develop or acquire technology by acquisitions, minority investments or outsourced development. In each case, the objective is to obtain exclusive or preferential access to proprietary technology that complements our products.

    CAPITALIZE ON WORLDWIDE BRANDED RESELLER AND OEM CHANNELS.  Over the past
15 years, we believe we have established the strongest branded worldwide distribution channels in our market. During the last two years, we have increased our focus on OEM relationships, resulting in a significant increase in our OEM business. Long-standing relationships with national and international distributors, integrators and individual resellers provide an experienced broad-based channel to cost-effectively offer our branded products to multiple market segments. Our leading channel partners include Ingram Micro and Tech Data, and we also have a sales relationship with Siemens. We have established OEM relationships with Dell Computer, Unisys, Exabyte, Tandberg Data and Plasmon. In addition, in the past year IBM selected us as a supplier subject to finalizing a definitive agreement. Through these OEM supply arrangements we are able to benefit from our OEMs' extensive direct and indirect distribution networks. In addition, our close ties with software vendors can be critical in reseller sales situations where an effective solution requires pairing compatible hardware and software products to be effective.

    BUILD AND EXPAND RELATIONSHIPS WITH STRATEGIC PARTNERS. It is our strategy to capitalize on products, technologies and channels that may be available through partners. We believe that continued growth of the open systems storage solutions market will create opportunities beyond those we can meet alone. Our relationships take the form of supplier, customer, licensor, co-developer or equity partner. For example, we market Fibre Channel interconnection solution products developed by Crossroads Systems under the ADIC brand name. Our relationship with Crossroads allows us to offer products to integrate a wide variety of storage devices with Fibre Channel connectivity in SANs. We sometimes partner with key suppliers, including Quantum, to address developing markets. We intend to continue to seek out related markets which leverage our strengths, and have partnerships with VERITAS Software, Network Integrity, Computer Associates and Legato Systems. Additionally, we recently made an investment in @Backup, an Internet-based backup and data access service company, to develop our position in the online, Internet-based storage market.

PRODUCTS

    We believe we offer the industry's broadest range of automated storage libraries that feature varying data storage capacities and transfer rates. In addition, we offer storage management software that can be used with our libraries or those of other manufacturers. Currently we receive substantially all of our revenue from the sales and servicing of automated storage libraries. We continuously refine our products, as well as develop new products, to be used with a variety of emerging storage technologies, such as Fibre Channel, SANs and NASs.

    OPEN SYSTEMS STORAGE PRODUCTS

    The core component of our storage solution is typically an automated storage library. An automated tape library, directed by storage management software, can perform sophisticated backup of a network's data without human intervention, automatically backing up specific network data to specific tapes at specific times. Access to multiple tape cartridges enables the library to automatically store much more data than a standalone drive, eliminating the need for a system administrator to swap tapes in order to backup all the data.

    Within the library, tape cartridges or other removable media are typically organized in magazines. In some cases, these tape magazines are removable, easing storage and offsite transfer of the tapes. A library with multiple tape drives can backup data with all drives simultaneously, significantly speeding up the backup process. We design certain large libraries to allow for the incorporation of more than one type of tape or optical media, as well as mixed media capability.

    We integrate third-party storage devices into our automated libraries. While a large majority of our libraries currently use tape drives and media, we also offer libraries using optical and other storage technologies. When operated in combination with third-party storage management software and our own software, our libraries provide a complete solution for systematically and cost-effectively automating data storage backup and archiving in open systems network computing environments. We design our products for a spectrum of storage needs. Our products vary by device technology, number of drives, and number of cartridges, with suggested retail prices typically ranging from approximately $1,800 to over $1.5 million. The following table summarizes our open systems storage hardware products.

                                                                        SUGGESTED RETAIL PRICE
          PRODUCT FAMILY                CAPACITY/PERFORMANCE(1)                RANGE(2)
--------------------------------------------------------------------------------------------------

 Standalone tape drives              4-100 gigabytes                $1,800-$7,300
 VLS-TM- libraries                   48-490 gigabytes               $6,800-$17,000
 FastStor-TM- libraries              280-1,540 gigabytes            $5,500-$13,000
 Scalar-Registered Trademark-        360-8,000 gigabytes            $12,500-$63,000
libraries
 Scalar-Registered Trademark- 1000   5,630-118,200 gigabytes        $50,000-$150,000
libraries
 AML-TM- libraries                   300-6,700,000 gigabytes        $150,000-$1,500,000
 FCR-TM- Fibre Channel routers       1 gigabit per second           $4,700-$8,300

(1) Capacity and performance of our storage library products vary by type of drives, quantity of drives and unit configuration.

(2) Prices represent typical installations.

    In addition to our automated storage library and standalone drive products, we supply our channels and end users with a range of complementary products, including tape cartridge media, tape magazines, rackmount kits and cables.

    OPEN SYSTEMS STORAGE MANAGEMENT SOFTWARE

    Advanced software is a key component of a sophisticated data storage system. The majority of our hardware products are installed in open systems computer networks in conjunction with third-party storage management software.

    OUR SOFTWARE

    A key objective of the EMASS acquisition was to develop a storage software business. Through this acquisition, we acquired proprietary software designed to intelligently organize and manage data in open systems environments. Currently, our software sales represent a very small percentage of our total revenue. However, we believe that software offers a number of opportunities for us to increase sales to existing and new customers and are devoting the greatest portion of our increased research and development expenditures to further software development.

    Our software products include:

    AMASS. The AMASS Storage Management System is an integrated family of products for data-intensive computing environments and is usable with removable media products. It is presently available and installed in UNIX and Windows NT environments worldwide. AMASS software makes data stored in libraries accessible with the look-and-feel of a hard disk and helps optimize capacity of the library. Under AMASS, all of the storage capacity in the library appears as a single, large hard disk drive on the server. Users manage files from the library the same way they currently do with hard drives. The product also includes numerous additional features that are application-specific.

    FILESERV AND DATA MANAGER. FileServ and Data Manager are hierarchical storage management products. These products manage data migration from disk to tape or optical storage devices by allocating high-use data to disk and low-use data to tape, assuring efficient use of higher cost disk drive space.

    Our in-house software development team is actively engaged in developing and enhancing our proprietary software products that, when used with our hardware products, or other vendors' hardware products, may provide an integrated storage solution. All of our software products are certified to operate in conjunction with our hardware products but may also be certified to operate with hardware products provided by competitors.

    THIRD-PARTY SOFTWARE

    All our hardware products are designed for use on open systems computer networks in conjunction with storage management software provided by a third party or by us. Currently, over 50 different storage management software packages support our products, and include partnerships with Computer Associates, Hewlett-Packard, IBM, Legato Systems, Network Integrity and VERITAS Software.

    We work closely with storage management software companies in a number of ways. We periodically engage in discussions with developers at these companies regarding the marketplace, end-user needs and potential solutions to these needs combining our products and the developer's storage management software. We partner with storage management software companies to offer promotional product bundles, offering customers a special price on the combination of one of our products and a storage management software product. In addition, our field sales force strives to maintain relationships with counterparts from each of the storage management software companies and frequently participates in joint sales calls and seminars. We also maintain technical relationships with developers at these companies, in most cases providing our products for their use in developing software for these products. Our systems engineering lab performs ongoing compatibility testing with a variety of storage management software products.

    FIBRE CHANNEL, SAN AND OTHER EMERGING TECHNOLOGIES

    In meeting the needs of data-intensive open systems computing environments, we have combined our solutions expertise with strategic investments and key partnerships to integrate our products with SAN and other emerging technologies.

    We partner with Crossroads Systems, a developer of high-performance Fibre Channel storage area network connectivity tools. Through this relationship, we introduced our FibreReady-TM- line of native Fibre Channel tape libraries, the first in the industry. We also offer standalone Fibre Channel routers, which allow all our hardware products to be integrated into SANs.

    We intend to continue building relationships with emerging technology companies in order to further enhance the breadth and depth of our product line, and introduce new products in areas such as Fibre Channel, storage area networking, and network attached storage.

STRATEGIC INVESTMENTS

    In the past two years, we have invested an aggregate of $15.0 million in three companies that are developing innovative technologies for the data storage market. We intend to make similar investments in the future as more opportunities arise.

    In August 1997, we invested $4.0 million in, and signed an OEM distribution agreement with, Crossroads Systems, a developer of high-performance Fibre Channel SAN connectivity tools. Through this investment, we gained early access to Fibre Channel technology, which allowed us to be the first in the industry to integrate this technology into our automated libraries.

    In December 1998, we invested $4.0 million in Network Integrity, a software company which develops and markets real-time data distribution and continuous data protection solutions for Windows NT environments. Network Integrity's products minimize network traffic and reduce the total amount of data storage by recording byte-level changes to files. We offer Network Integrity's Windows NT-based data protection software products through our distribution channels.

    In July 1999, we invested $7.0 million in @Backup, an Internet-based backup and data access service company. @Backup offers secure, off-site, automatic backup of computer data for mobile users, small enterprises and individuals.

    We believe we benefit from these investments in a variety of ways, including:

    - gaining access to compelling products, which may be integrated in or paired with our own products;

    - working with technology innovators to gain valuable training and insight into emerging markets;

    - accessing additional distribution channels for our products; and

    - potentially realizing future investment gains.

SALES AND MARKETING

    Our sales and marketing strategy is to deploy a comprehensive sales, marketing and support infrastructure to address our target markets both domestically and internationally. We rely on multiple distribution channels to reach end-user customers ranging in size from small businesses to government agencies and large multinational corporations. Our channels include distributors, value added resellers, commonly referred to as VARs, and original equipment manufacturers, commonly referred to as OEMs. We support these channels with a sales force operating out of headquarters in Washington and France in addition to over 30 regional field sales offices in North America and Europe. The majority of our products are sold under the ADIC brand name, but we also sell under the names of various OEM customers. Such sales to OEM customers are growing as a percentage of sales.

    DISTRIBUTORS AND VARS

    We sell our products to large regional and national distributors which in turn resell our products to national, regional or local VARs with expertise in integrating network solutions for end users. We support these VARs through our authorized reseller programs. In the case of larger, more complex sales situations, our field sales force may work in conjunction with a VAR to support the sales process. We currently have relationships with several major U.S. distributors, including Access Graphics, Inc., Arrow ICP, Bell Micro Corporation, Gates/Arrow Distributing, Ingram Micro and Tech Data. For the fiscal year ended October 31, 1998, Ingram Micro and Tech Data represented 22% and 15%, of our net sales and, for the six months ended April 30, 1999, they represented 12% and 10%. International sales represented 33% of net sales in fiscal 1998 and 45% of net sales in the first six months of fiscal 1999, the majority of which occurred in Europe.

    Similar to North America, we also have relationships with a number of large regional and national distributors internationally. We believe international markets represent an attractive growth opportunity and intend to expand the scope of our international sales efforts by continuing to actively pursue additional international distributors and resellers.

    We have direct sales relationships with "Premier VARs" throughout North America and Europe. These Premier VARs are typically larger VARs specializing in data storage and network solutions for client/server networks. Premier VARs assume increased levels of responsibility for sales and support, although they are still occasionally assisted by our field sales force in certain large, complex sales situations.

    OEMS

    We sell our products to several companies under private label or OEM relationships. Private labelers and OEMs generally resell our products under their own brand name and typically assume responsibility for product sales, service and support. These relationships enable us to reach end users not served by our other reseller distribution channels and to serve select geographic or vertical markets where specific OEMs have exceptional strength. We maintain ongoing discussions with private labelers and OEMs, including leading systems suppliers, regarding opportunities for our products. Our existing OEM relationships include Dell Computer, Exabyte, Unisys, Tandberg Data and Plasmon. In addition, we were recently selected as a supplier by IBM and are currently negotiating an agreement with them. For the first six months of fiscal 1999, sales to Dell Computer represented 11% of our net sales.

    DIRECT CORPORATE SALES

    We maintain direct corporate sales relationships with a moderate number of large national and multinational companies in various industries, including technology, industrial, telecom, financial and service firms. We typically work with the company's central information services organization to assess data storage backup and archival needs and then recommend a data storage solution. The successful culmination of this recommendation may be the creation of a corporate standard, including a selection of our products for the company's ongoing storage needs. In these direct selling situations, we work to avoid conflict with existing reseller and OEM channels.

    We also maintain direct sales relationships with a number of large government and private entities where the complexity or confidentiality of required storage solutions is such that the customer's needs are best served by working directly with us.

    MARKETING

    We support our VAR, OEM and direct sales channels with a broad array of marketing programs designed to build our brand name, attract additional resellers and generate end-user demand. Resellers are provided with a full range of marketing materials, including product specification literature and application notes. We advertise in key network systems publications and participate in national and regional tradeshows both domestically and internationally. Our Web page features a comprehensive collection of marketing information, including product specification sheets, product user manuals and application notes. Our field sales force conducts seminars targeting end users, often with a sales representative from one of the storage management software companies. We also conduct sales and technical training classes for our resellers. We periodically engage in various promotional activities for resellers and end users, including product-specific rebates, bundling our products with selected storage management software, and certificates for free tape drive cleaning cartridges.

    In addition to these activities, our marketing organization's product management team is responsible for initiating development of new products and product line extensions. In order to create a product development plan, our product management team combines its assessment of end-user needs, channel requirements, technology developments and competitive factors with input from the engineering, sales, and manufacturing organizations.

END USERS

    End users of our products represent a wide variety of industries, including the technology, e-commerce, industrial, telecom, financial and services industries, and range from mid-size businesses to Fortune 500 companies. The table below lists representative end users of our products.

   TECHNOLOGY       INDUSTRIAL         TELECOM            FINANCIAL                  SERVICES
-----------------  ------------  -------------------  ------------------  ------------------------------
Adobe              Chevron       AT&T                 Abbey National      Andersen Consulting
Cisco              Disney        Bell Atlantic        Bank of America     Arthur Andersen LLP
Dell               Ford          British Telecom      Chase Manhattan     Ernst & Young LLP
Excite@Home        Rolls Royce   Deutsche Telekom     Deutsche Bank       PricewaterhouseCoopers
Homegrocer.com     Shell Oil     MCI Worldcom         Fidelity            Survivors of the Shoah Project
Microsoft          Sony          Nokia                HypoVereinsbank
Peoplesoft         Volvo         Telstra              Prudential
SAP
Yahoo!

CUSTOMER SERVICE AND SUPPORT

    We view customer service and support as strategically important elements of our business. Our customer service and support effort consists of five components.

    - TECHNICAL SUPPORT. Our ADIC Technical Assistance Center, or ATAC, provides 24 hour-a-day, seven-day-a-week technical support for our products. Our multilingual staff is not only trained with respect to our products, but is also experienced with storage management and network operating system software. Our staff is located principally in Washington, Colorado and France, with phone calls being routed to the location with the most timely available expertise. Smaller library products with problems not resolved via telephone support may be returned to us for repair or replacement during the warranty period. We make a number of service alternatives available for a nominal fee, including in-house repair, loaner units and advanced exchange service.

    - SALES AND SYSTEMS ENGINEERING. Sales and systems engineers provide both pre- and post-sales technical support to resellers and end users. Systems engineers typically become involved in more complex problem-solving situations involving interactions among our products, third-party storage management software, the network server hardware and the network operating system. System engineers work with resellers and end users both over the telephone and on-site. We view this capability as an opportunity for growth as it allows us to provide and support storage solutions with the highest level of complexity and value to the customer.

    - ON-SITE SERVICE. Our field service team and third-party service providers offer on-site service for our products. A wide variety of programs are available, including an on-site service response time of four hours, seven days a week. Most of the mid-range and larger automated libraries that we sell include at least a one-year service warranty. As our installed base of products has grown, post-warranty service has become an increasingly important source of customer loyalty and revenue.

    - TRAINING. We offer a comprehensive training program to resellers and end users. Training classes are conducted at locations worldwide.

    - WARRANTY. Parts and labor for our standard products, are covered under warranty for periods ranging from three months to three years. We pass on to the customer the warranty provided by the manufacturer of tape drives, other recording devices and media used in our products.

MANUFACTURING AND SUPPLIERS

    We have manufacturing facilities in Washington, Colorado and Germany. Several existing and potential OEM customers, including Dell Computer, have audited the Washington facility. Our Washington facility is ISO 9001 certified, and our Colorado and Germany facilities are in the process of obtaining ISO 9001 certification.

    Our Washington facility is responsible for building all mid-range to lower-capacity libraries, including the FastStor product. Our Colorado facility is responsible for building the Scalar 1000 tape libraries, and our highest-capacity libraries are built at our Germany facility. All these facilities have processes that entail manufacturing electro-mechanical robotic devices, integrating third-party recording devices, and performing tests on the completed device. Our manufacturing strategy is to perform product assembly, integration and testing, leaving component and piece part manufacturing to our supplier partners.

    We work closely with a group of regional, national and international suppliers to obtain quality parts and components meeting our specifications. Though our designs are proprietary, the various components, other than data storage recording devices, are available off the shelf or are manufactured using standard, readily available techniques, which limit supplier base risk and facilitate volume increases.

    We depend on third-party manufacturers to supply us with magnetic tape drives, optical disks or other storage devices that we incorporate into our products. We do not have long-term contracts with any of our significant suppliers. We carefully coordinate our inventory planning and management with our suppliers and customers to match our production to market demand. Product orders are confirmed and, in most cases, shipped to the customer within one week. Larger libraries often have longer lead times and include on-site integration and acceptance. Since we fill the majority of our orders as they are received, we do not believe that our backlog levels are indicative of future sales.

RESEARCH AND DEVELOPMENT

    Our research and development team has developed multiple product generations of automated tape library and software products. Our research and development efforts rely on the integration of multiple engineering disciplines to generate products that competitively meet market needs in a timely fashion. Successful development of automated tape libraries requires the melding of firmware design, electro-mechanical design, electronic design, and engineering packaging into a single, integrated product. Product success also relies on the engineering team's thorough knowledge of each of the different tape, optical and other recording devices, as well as communication protocols. Software products rely on a comprehensive understanding of multiple operating system environments, programming techniques, file management structures, communication protocols, and user applications and needs.

    Our new product development is frequently stimulated by the availability of an enhanced tape device or other storage technology. As device manufacturers compete in the marketplace, they continually invest in research and development to gain performance leadership either by offering increasingly enhanced versions of their current device products or by introducing an entirely new technology. We continually monitor progress in development of alternative removable media technologies which may be incorporated into our products. We also identify and define new products based on the more traditional identification of a market need which we believe we can successfully fill.

Our sales, marketing, product development, and engineering organizations all contribute to this identification process.

    With these product development efforts, time and investment requirements tend to be significant, both in terms of engineering and tooling for manufacturing. However, we have found that we have been able to leverage our previous engineering investments into new products. For example, the firmware, or operating system, of the Scalar library product is based on successive generations of the operating system developed for our first library. Our engineers also have been able to leverage electro-mechanical and electronic hardware designs from previous products into next generation designs. In some cases, entire subassemblies are transferable, leveraging not only engineering time but also tooling investments, materials purchasing, inventory stocking, manufacturing and after-sale service. Similarly, the AMASS NT storage management system is entirely new software but the logic and structure are based heavily on AMASS UNIX products which have been through multiple generations of development over the past several years.

    Our research and development expenses were $6.1 million for the six months ended April 30, 1999 and $4.5 million, $2.9 million and $1.5 million for fiscal 1998, 1997, and 1996, respectively. We intend to maintain the higher level of research and development spending we experienced in the first six months of fiscal 1999 as we continue investing in software development and new hardware products.

COMPETITION

    The markets for data storage solutions in general, and automated tape libraries and storage management software in particular, are intensely competitive, fragmented and characterized by rapidly changing technology and evolving standards. Competitors vary in size and in the scope and breadth of the products they offer. As we offer a broad range of automated tape library, software and complementary products, we tend to have a large number of competitors that differ depending on the particular product format and performance level. In the automated tape library market, we compete with a number of companies, most significantly Quantum and StorageTek. Since there are relatively low barriers to entry into the automated tape library market, we anticipate increased competition from other sources, ranging from emerging to established companies, including large system OEMs. Many of our competitors have substantially greater financial and other resources, larger research and development staffs, and more experience and capabilities in manufacturing, marketing and distributing products than we do. Our competitors may develop new technologies and products that are more effective than our products. In addition, competitive products may be manufactured and marketed more successfully than our products. We believe the primary competitive factors in the market for data storage products are performance, reliability, breadth of product line, distribution strength, product availability and price, as well as customer issues, including technical and sales support.

FACILITIES

    We lease facilities in Washington and Colorado of approximately 65,000 square feet and approximately 86,000 square feet, respectively. The Washington facility houses our primary executive offices; both facilities house marketing, sales, customer support, research and development, systems engineering, and manufacturing organizations. We also own a manufacturing facility in Germany where we produce our large libraries. We lease additional facilities throughout the United States and Europe for our regional sales offices and customer service and support personnel. An additional leased facility in Washington serves certain warehouse needs. Finally, we lease regional sales offices in France, Germany and the United Kingdom for the sales, marketing and customer support organizations serving Europe, the Middle East and Africa.

INTELLECTUAL PROPERTY

    We rely predominately on our full product line, strong channel structure, and over a decade of library and software development experience to compete in our marketplace. However, our success also depends on our proprietary technology. We attempt to protect our technology through a combination of patents, copyrights, trade secret laws, trademarks, confidentiality procedures and contractual obligations. We hold patents on various design elements of our automated storage library products in the United States and in international jurisdictions, and are pursuing several additional patent applications. Our software products are copyrighted with our banners and notices. There can be no assurance that our intellectual property protection measures will be sufficient to prevent misappropriation of our technology, and these measures may not preclude competitors from independently developing products or technologies that are substantially equivalent or superior to our products and technology. Our failure to protect our proprietary information could have a material adverse effect on our business, financial condition and results of operations.

TEAM MEMBERS (EMPLOYEES)

    As of July 31, 1999, we had 616 full-time team members, including 129 in sales and marketing, 94 in engineering and research and development, 123 in systems engineering, customer service and technical support, 207 in manufacturing and operations, and 63 in finance, general administration, and management. None of our North American team members are covered by collective bargaining agreements. We consider our relations with our team members to be good.

    Our future success depends in large part on our ability to attract and retain key team members. Competition for highly skilled technical, sales and management personnel is intense. We cannot be assured that we will be successful in retaining our existing team members, or in attracting additional qualified team members.

LEGAL PROCEEDINGS

    We are not aware of any pending or threatened litigation against us that could have a material adverse effect on our business, financial condition, liquidity or operating results.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

    The following table sets forth certain information with respect to our executive officers and directors as of July 31, 1999.

NAME                                                  AGE                              POSITION
Peter H. van Oppen..............................          47   Chairman of the Board and Chief Executive Officer
Charles H. Stonecipher..........................          38   President and Chief Operating Officer
William C. Britts...............................          40   Executive Vice President, Sales and Marketing
Michel R. Grosbost..............................          53   President and General Manager, ADIC Europe
Leslie S. Rock..................................          42   Secretary-Treasurer and Chief Accounting Officer
Tom A. Alberg...................................          58   Director
Christopher T. Bayley(1)........................          61   Director
Russell F. McNeill(2)...........................          88   Director
John W. Stanton(1)..............................          44   Director
Walter F. Walker(1)(2)..........................          44   Director

------------------------

(1) Member of the Compensation and Stock Option Committee.

(2) Member of the Audit Committee.

    Our board of directors is divided into three classes. Each director serves for a three-year term and one class is elected each year by our shareholders. Directors hold office until their terms expire and their successors are elected and qualified. Our executive officers are appointed by, and serve at the direction of, our board of directors. There are no family relationships between any of our directors or executive officers.

    PETER H. VAN OPPEN. Mr. van Oppen has served as our chairman of the board and chief executive officer since our acquisition by Interpoint in 1994. He served as our president from 1994 to 1997. He has served as a director of ADIC since 1986, and his current term expires at our annual meeting in 2002. Mr. van Oppen served as Interpoint's chairman of the board from 1995 until its acquisition by Crane Co. in 1996, as Interpoint's president and chief executive officer from 1989 until its acquisition by Crane Co. in 1996, as Interpoint's president and chief operating officer from 1987 to 1989, and as Interpoint's executive vice president, finance and operations, from 1985 to 1987. Prior to joining Interpoint, he was a consulting manager at PricewaterhouseCoopers LLP, an accounting firm, and a consultant at Bain & Company, a consulting firm. He has additional experience in medical electronics and venture capital. Mr. van Oppen also serves as a director of Seattle FilmWorks, Inc., Spacelabs Medical, Inc. and Key Technology, Inc. Mr. van Oppen holds a B.A. from Whitman College and an M.B.A. from Harvard Business School, where he was a Baker Scholar.

    CHARLES H. STONECIPHER. Mr. Stonecipher has served as our president since 1997 and our chief operating officer since 1995. From 1995 to 1997, he served as our senior vice president, and chief operating officer. Prior to this, Mr. Stonecipher served as Interpoint's vice president, finance and administration and chief financial officer from 1994 to 1995. Prior to joining Interpoint, he was a manager at Bain & Company from 1989 to 1994.
Mr. Stonecipher holds B.S. and M.S. degrees in mechanical engineering from Stanford University and an M.B.A. from Harvard Business School.

    WILLIAM C. BRITTS. Mr. Britts has served as our executive vice president, sales and marketing since 1998. He served as our vice president, sales and marketing from 1995 to 1997, and as our director of marketing in 1994. For seven years prior to joining ADIC, Mr. Britts served in a number of marketing and sales positions with Raychem Corporation and its subsidiary, Elo TouchSystems. Mr. Britts holds

B.S. and M.S. degrees in mechanical engineering from Virginia Polytechnic Institute and an M.B.A. from Harvard Business School.

    MICHEL R. GROSBOST. Mr. Grosbost has served as president and general manager, ADIC Europe since 1994. From 1988 to 1994, Mr. Grosbost served in various general management positions with Gigatape and GigaTrend Europe SARL, predecessor to ADIC Europe. From 1985 to 1988, Mr. Grosbost served as vice president, international with Intertechnique. He holds an advanced degree in electrical engineering from the University of Grenoble, France.

    LESLIE S. ROCK. Ms. Rock has served as our chief accounting officer and treasurer since January 1997. Ms. Rock served as treasurer and secretary of Interpoint from 1994 until its acquisition by Crane Co. in 1996 and was a consultant to Crane Co. from 1996 to 1997. She served as Interpoint's vice president, finance from 1989 to 1994, as its chief financial officer from 1987 to 1994, and as its controller from 1986 to 1994. Prior to 1986, Ms. Rock was an audit manager at KPMG Peat Marwick. Ms. Rock holds a B.A. degree in accounting from California State University, Fullerton and is a certified public accountant.

    TOM A. ALBERG. Mr. Alberg has served as a director of ADIC since 1998, and his current term expires at our annual meeting in 2001. He has been a principal of Madrona Investment Group LLC, a private venture investment firm, since 1996. Prior to joining Madrona, Mr. Alberg was the president, chief operating officer and a director of LIN Broadcasting Corporation, a cellular telephone company, from 1991 to 1995. Prior to joining LIN, Mr. Alberg was an executive vice president of AT&T Wireless Services, formerly McCaw Cellular Communications, from 1990 to 1995. Prior to 1990, Mr. Alberg was chairman of the executive committee and a partner in the law firm of Perkins Coie LLP. Mr. Alberg also serves as a director of Active Voice Corporation, Amazon.com, Inc., Emeritus Corporation and Visio Corporation.

    CHRISTOPHER T. BAYLEY. Mr. Bayley has served as a director of ADIC since 1996, and his current term expires at our annual meeting in 2000. He served as a director of Interpoint from 1987 to 1996. He has served as a principal of The Madison Group, a public affairs consulting firm, since 1997. He has served as chairman of Dylan Bay Companies since 1995, and of New Pacific Partners, a Seattle-and Hong Kong-based investment bank, from 1992 to 1995. Mr. Bayley served as president and chief executive officer of Glacier Park Company, a real estate development firm, from 1985 to 1992. He served as senior vice president, corporate affairs of Burlington Resources Inc., an oil and gas exploration company, from 1989 to 1992. Mr. Bayley also serves as a director of The Commerce Bank, as chairman of the Resource Action Council, and is a member of the board of trustees of Scenic America and the E.B. Dunn Historic Garden Trust.

    RUSSELL F. MCNEILL. Mr. McNeill has served as a director of ADIC since 1996, and his current term expires at our annual meeting in 2000. Mr. McNeill is currently retired. Prior to its acquisition by Crane Co., he served as Interpoint's secretary from 1977 to 1992, as a director from 1977 to 1996, and secretary emeritus from 1992 to October 1996. He is the former president of Old National Bank of Washington and is currently a trustee emeritus for Whitman College.

    JOHN W. STANTON. Mr. Stanton has served as a director of ADIC since 1996, and his current term expires at our annual meeting in 2002. He served as a director of ADIC for five years prior to its acquisition by Interpoint, and as a director of Interpoint for eight years prior to its acquisition by Crane Co. in 1996. Mr. Stanton has served as chairman of the board and chief executive officer of both VoiceStream Wireless and Western Wireless Corporation and its predecessor companies since 1992. He served as a director of McCaw Cellular Communications, Inc. from 1987 to 1994, and was its vice chairman from 1988 to 1991. Mr. Stanton also serves as a director of Columbia Sportswear and as a trustee of Whitman College.

    WALTER F. WALKER. Mr. Walker has served as a director of ADIC since 1996 and his current term expires at our annual meeting in 2001. He served as a director of Interpoint from 1995 to 1996. Mr. Walker has served as president of the Seattle SuperSonics, a subsidiary of Ackerley Communications, Inc., since 1994. He served as president of Walker Capital, a money management firm, from March 1994 to September 1994 and as a vice president of Goldman Sachs & Co., an investment banking firm, from 1987 to 1994. Mr. Walker also serves as a director of Drexler Technology and Redhook Ale Brewery, Incorporated, as a member of the University of Virginia Board of Visitors and as a director of the Washington State Special Olympics Board.

                             PRINCIPAL SHAREHOLDERS

    The following table sets forth certain information regarding the beneficial ownership of our outstanding common stock as of July 31, 1999, by:

    - each shareholder that we know who owns more than 5% of our common stock;

    - each of our directors;

    - our chief executive officer and our four most highly compensated executive officers for the fiscal year ended October 31, 1998; and

    - all of our directors and executive officers as a group.

    The percentages under the "Percentage of Shares Beneficially Owned" column are based on 10,097,259 shares outstanding on July 31, 1999 and 12,597,259 shares outstanding after this offering.

    We determined beneficial ownership in accordance with rules of the SEC. Beneficial ownership includes voting power and/or investment power with respect to the securities held by the named individuals. Shares of common stock subject to options currently exercisable or exercisable within 60 days of July 31, 1999, are deemed outstanding for purposes of computing the percentage beneficially owned by the person holding the options but are not deemed outstanding for purposes of computing the percentage beneficially owned by any other person. Except as otherwise noted, the persons or entities named have sole voting and investment power with respect to all shares shown as beneficially owned by them.

    Unless otherwise indicated, the principal address of each of the shareholders below is c/o ADIC, P.O. Box 97057, 11431 Willows Road N.E., Redmond, Washington 98073-9757.

                                                                                                  PERCENTAGE OF SHARES
                                                                          SHARES BENEFICIALLY
                                                                                OWNED(1)           BENEFICIALLY OWNED
                                                                          --------------------  ------------------------
                                                                                                  BEFORE        AFTER
NAME                                                                             NUMBER          OFFERING     OFFERING
5% SHAREHOLDERS:
  Fidelity Management & Research........................................         1,141,200            11.3%         9.1%
    82 Devonshire Street
    Boston, MA 02109
  Kennedy Capital Management, Inc.......................................           607,400             6.0%         4.8%
    10829 Olive Blvd.
    St. Louis, MO 63141
  Silverman Partners, L.P...............................................           508,000             5.0%         4.0%
    120 Broadway
    New York, NY 10271
DIRECTORS AND OFFICERS:
  John W. Stanton(1)....................................................           384,664             3.8%         3.1%
  Peter H. van Oppen(2).................................................           110,242             1.1            *
  Christopher T. Bayley(3)..............................................            49,000               *            *
  Walter F. Walker(4)...................................................            42,250               *            *
  Tom A. Alberg(5)......................................................            34,550               *            *
  William C. Britts(6)..................................................            31,230               *            *
  Michel R. Grosbost(7).................................................            22,500               *            *
  Charles H. Stonecipher(8).............................................            15,051               *            *
  Leslie S. Rock(9).....................................................             8,368               *            *
  Russell F. McNeill(10)................................................             3,000               *            *
  All executive officers and directors as a group
    (10 persons)(11)....................................................           700,855             6.9%         5.5%

------------------------

*   Less than 1%.

(1) Includes 5,000 shares subject to issuance upon exercise of options that are exercisable within 60 days of July 31, 1999.

(2) Does not include 2,800 shares that are held in trust for Mr. van Oppen's minor children or 1,500 shares that are held in a trust, for which Mr. van Oppen serves as trustee, for the benefit of certain minor relatives of Mr. van Oppen, as to which he disclaims beneficial ownership. Includes 242 shares owned by Mr. van Oppen's spouse and 10,000 shares subject to issuance upon exercise of options that are exercisable within 60 days of July 31, 1999.

(3) Includes 1,000 shares owned by Mr. Bayley's spouse and 5,000 shares subject to issuance upon exercise of options that are exercisable within 60 days of July 31, 1999.

(4) Includes 12,250 shares subject to issuance upon exercise of options that are exercisable within 60 days of July 31, 1999.

(5) Includes 6,800 shares owned by Raven Trust, a charitable trust of which Mr. Alberg and his spouse are the sole trustees, and 4,750 shares subject to issuance upon exercise of options that are exercisable within 60 days of July 31, 1999.

(6) Includes 27,500 shares subject to issuance upon exercise of options that are exercisable within 60 days of July 31, 1999.

(7) Represents 22,500 shares subject to issuance upon exercise of options that are exercisable within 60 days of July 31, 1999.

(8) Includes 11,250 shares subject to issuance upon exercise of options that are exercisable within 60 days of July 31, 1999.

(9) Includes 1,250 shares subject to issuance upon exercise of options that are exercisable within 60 days of July 31, 1999.

(10) Represents 3,000 shares subject to issuance upon exercise of options that are exercisable within 60 days of July 31, 1999.

(11) Includes 102,500 shares subject to issuance upon exercise of options that are exercisable within 60 days of July 31, 1999, 242 shares owned by Mr. van Oppen's spouse, 1,000 shares owned by Mr. Bayley's spouse and 6,800 shares owned by Raven Trust, a charitable trust of which Mr. Alberg and his spouse are the sole trustees. Does not include 2,800 shares that are held in trust for Mr. van Oppen's minor children or 1,500 shares that are held in a trust, for which Mr. van Oppen serves as trustee, for the benefit of certain minor relatives of Mr. van Oppen, as to which he disclaims beneficial ownership.

                                  UNDERWRITING

    Subject to the terms and conditions contained in an underwriting agreement
dated       , 1999, the underwriters named below, who are represented by
Donaldson, Lufkin & Jenrette Securities Corporation, Hambrecht & Quist LLC, Bear, Stearns & Co. Inc. and Needham & Company, Inc., have severally agreed to purchase from ADIC the respective numbers of shares of common stock set forth opposite their names below.

UNDERWRITERS                                                                 NUMBER OF SHARES
Donaldson, Lufkin & Jenrette Securities Corporation........................
Hambrecht & Quist LLC......................................................
Bear, Stearns & Co. Inc....................................................
Needham & Company, Inc.....................................................
                                                                                -----------

Total......................................................................       2,500,000
                                                                                ===========

    The Underwriting Agreement provides that the obligations of the several underwriters to purchase and accept delivery of the shares of our common stock offered hereby are subject to approval by their counsel of certain legal matters and to certain other conditions. The underwriters are obligated to purchase and accept delivery of all the shares of our common stock offered hereby, other than those shares covered by the over-allotment option described below, if any are purchased.

    The underwriters initially propose to offer the shares of our common stock in part directly to the public at the public offering price set forth on the cover page of this prospectus and in part to certain dealers, including the underwriters, at such price less a concession not in excess of $
per share. The underwriters may allow, and such dealers may re-allow, to certain
other dealers a concession not in excess of $      per share. After the initial
offering of our common stock, the public offering price and other selling terms may be changed by the representatives of the underwriters at any time without notice.

    DLJDIRECT Inc., an affiliate of Donaldson, Lufkin & Jenrette Securities Corporation and a member of the selling group, is facilitating the distribution of the shares sold in this offering over the Internet. The underwriters have agreed to allocate a limited number of shares to DLJDIRECT Inc. for sale to its brokerage account holders.

    The following table shows the underwriting fees we will pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of our common stock.

                                                                           PAID BY ADIC
                                                                     -------------------------
                                                                                      FULL
                                                                     NO EXERCISE    EXERCISE
Per share..........................................................   $            $
Total..............................................................   $            $

    We will pay the offering expenses, estimated to be $400,000.

    ADIC will grant to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an additional 375,000 shares of our common stock at the public offering price less the underwriting fees. The underwriters may exercise their option solely to cover over-allotments, if any, made in connection with this offering. To the extent that the underwriters exercise their option, each underwriter will become obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares of our common stock approximately proportionate to that underwriter's initial purchase commitment.

    We have agreed to indemnify the underwriters against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments that the underwriters may be required to make in respect to those liabilities.

    Each of ADIC, our executive officers and directors will agree, subject to certain exceptions, not to

    - offer, pledge, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of any shares of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock, or

    - enter into any swap or other arrangement that transfers all or a portion of the economic interest associated with the ownership of any common stock until December 20, 1999 without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation. Until the expiration of such period, ADIC may grant stock options pursuant to its existing stock option plans and may issues shares of common stock upon the exercise of an option or warrant or the conversion of a security outstanding as of the date of this prospectus. In addition, during such period, ADIC also has agreed not to file any registration statement with respect to, and each of its executive officers, directors and certain shareholders of ADIC have agreed not to make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation.

    Our shares of common stock are listed on the Nasdaq National Market under the symbol "ADIC."

    The shares of common stock offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such shares of common stock be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of such jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any shares of common stock offered hereby in any jurisdiction in which such offer or a solicitation is unlawful.

    The underwriters and dealers may engage in passive market making transactions in the common stock in accordance with Rule 103 of Regulation M promulgated by the SEC. In general, a passive market maker may not bid for or purchase shares of common stock at a price that exceeds the highest independent bid. In addition, the net daily purchases made by any passive market maker generally may not exceed 30% of its average daily trading volume in the common stock during a specified two-month prior period, or 200 shares, whichever is greater. A passive market maker must identify passive market making bids as such on the Nasdaq electronic inter-dealer reporting system. Passive market making may stabilize or maintain the market price of our common stock above independent market levels. Underwriters and dealers are not required to engage in passive market making and may end passive market making activities at any time.

    In connection with this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of ADIC's common stock. Specifically, the underwriters may over-allot the offering, creating a syndicate short position. The underwriters may bid for and purchase shares of common stock in the open market to cover such syndicate short position or to stabilize the price of the common stock. In addition, the underwriting syndicate may reclaim selling concessions from syndicate members and selected dealers if they repurchase previously distributed common stock in syndicate covering transactions, in stabilizing transactions or otherwise. These activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

                                 LEGAL MATTERS

    Certain legal matters will be passed on for ADIC by Perkins Coie LLP, Seattle, Washington. Certain legal matters will be passed on for the underwriters by Howard, Rice, Nemerovski, Canady, Falk & Rabkin, A Professional Corporation, Palo Alto, California.

                                    EXPERTS

    The financial statements as of October 31, 1998 and 1997 and for each of the three years in the period ended October 31, 1998 included in this prospectus and the financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended October 31, 1998, have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                               PAGE
Report of Independent Accountants..........................................................................        F-2

Consolidated Balance Sheets................................................................................        F-3

Consolidated Statements of Income..........................................................................        F-4

Consolidated Statements of Changes in Shareholders' Equity.................................................        F-5

Consolidated Statements of Cash Flows......................................................................        F-6

Notes to Consolidated Financial Statements.................................................................        F-8

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and
Shareholders of
Advanced Digital Information Corporation

    In our opinion, the consolidated financial statements listed in the index appearing under Item 14(a)(1) and (2) present fairly, in all material respects, the financial position of Advanced Digital Information Corporation and its subsidiaries at October 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended
October 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP

Seattle, Washington
December 8, 1998

                    ADVANCED DIGITAL INFORMATION CORPORATION

                          CONSOLIDATED BALANCE SHEETS

                                                                         AS OF OCTOBER 31,
                                                                   -----------------------------   AS OF APRIL
                                                                                                       30,
                                                                       1997            1998            1999
                                                                                                   (UNAUDITED)
ASSETS

Current assets:
  Cash and cash equivalents......................................  $  32,806,822  $   28,225,892  $   14,769,281
  Accounts receivable, net of allowances of $324,000 in 1997,
    $476,000 in 1998 and $478,000 in 1999........................     18,078,302      31,797,375      35,207,402
  Inventories, net...............................................     16,074,787      32,293,526      37,030,917
  Marketable equity securities...................................             --       2,135,449          49,436
  Prepaid expenses and other.....................................        714,979       1,500,145       1,613,915
  Deferred income taxes..........................................        767,688       1,339,879       1,339,879
                                                                   -------------  --------------  --------------
    Total current assets.........................................     68,442,578      97,292,266      90,010,830
                                                                   -------------  --------------  --------------
Property, plant and equipment, net...............................      2,509,267       7,351,305       7,187,599
Deferred income taxes............................................         89,414          62,681          62,681
Investment in common stock.......................................      4,000,000       4,000,000       8,000,000
Intangible and other assets......................................        152,634       3,700,374       2,496,592
                                                                   -------------  --------------  --------------
    Total assets.................................................  $  75,193,893  $  112,406,626  $  107,757,702
                                                                   =============  ==============  ==============

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Accounts payable...............................................  $  11,237,131  $   16,986,445  $   16,969,611
  Accrued liabilities............................................      2,594,831       7,901,981       8,862,898
  Income taxes payable...........................................      1,252,324         397,539         547,517
  Deferred revenue...............................................             --       2,252,106       2,742,774
  Current portion of long-term debt..............................             --       3,172,328       3,167,056
                                                                   -------------  --------------  --------------
    Total current liabilities....................................     15,084,286      30,710,399      32,289,856
                                                                   -------------  --------------  --------------
Long-term debt...................................................             --      18,368,092       6,369,808
Other long-term liabilities......................................             --         300,000              --
Minority interest................................................             --          24,744         307,617
Commitments (Note 15)............................................             --              --              --
Shareholders' equity:
  Preferred stock, no par value; 2,000,000 shares authorized;
    none issued and outstanding..................................             --              --              --
  Common stock, no par value; 40,000,000 shares authorized,
    9,857,535 issued and outstanding at
    April 30, 1999 (9,766,161 in 1998)...........................     45,808,291      46,231,387      46,976,418
  Retained earnings..............................................     14,479,104      16,009,334      22,606,115
  Cumulative translation adjustment..............................       (177,788)        762,670        (792,112)
                                                                   -------------  --------------  --------------
    Total shareholders' equity...................................     60,109,607      63,003,391      68,790,421
                                                                   -------------  --------------  --------------
      Total liabilities and shareholders' equity.................  $  75,193,893  $  112,406,626  $  107,757,702
                                                                   =============  ==============  ==============

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

                    ADVANCED DIGITAL INFORMATION CORPORATION

                       CONSOLIDATED STATEMENTS OF INCOME

                                           FISCAL YEARS ENDED OCTOBER 31,          SIX MONTHS ENDED APRIL 30,
                                    --------------------------------------------  -----------------------------
                                        1996           1997            1998           1998            1999
                                                                                           (UNAUDITED)
Net sales.........................  $  58,956,993  $  93,203,531  $  114,556,941  $  47,671,556  $  103,188,547
Cost of sales.....................     41,886,619     65,555,559      81,388,832     33,246,523      68,755,371
                                    -------------  -------------  --------------  -------------  --------------
  Gross profit....................     17,070,374     27,647,972      33,168,109     14,425,033      34,433,176
                                    -------------  -------------  --------------  -------------  --------------
Operating expenses:
  Selling and administrative......      9,846,324     13,556,059      20,792,883      7,965,340      18,093,563
  Acquired in-process
    technology....................             --             --       4,492,056             --              --
  Research and development........      1,541,647      2,909,460       4,483,145      1,245,078       6,050,939
                                    -------------  -------------  --------------  -------------  --------------
                                       11,387,971     16,465,519      29,768,084      9,210,418      24,144,502
                                    -------------  -------------  --------------  -------------  --------------
Operating profit..................      5,682,403     11,182,453       3,400,025      5,214,615      10,288,674
Other income (expense):
  Interest income.................         19,459      1,095,991       1,027,934        567,280         324,264
  Interest expense................       (527,951)            --        (311,054)            --        (546,462)
  Gain on sale of marketable
    equity securities.............             --             --         247,814        247,814         563,737
  Foreign currency transaction
    gains, net....................        113,821        384,972         364,020        263,726          89,941
                                    -------------  -------------  --------------  -------------  --------------
                                         (394,671)     1,480,963       1,328,714      1,078,820         431,480
                                    -------------  -------------  --------------  -------------  --------------
Income before provision for income
  taxes...........................      5,287,732     12,663,416       4,728,739      6,293,435      10,720,154
Provision (benefit) for income
  taxes:
  Current.........................      1,981,631      4,538,494       3,719,222      1,998,231       3,840,500
  Deferred........................       (124,098)      (372,276)       (545,457)            --              --
                                    -------------  -------------  --------------  -------------  --------------
                                        1,857,533      4,166,218       3,173,765      1,998,231       3,840,500
                                    -------------  -------------  --------------  -------------  --------------
Minority interest.................             --             --          24,744             --         282,873
                                    -------------  -------------  --------------  -------------  --------------
Net income........................  $   3,430,199  $   8,497,198  $    1,530,230  $   4,295,204  $    6,596,781
                                    =============  =============  ==============  =============  ==============
Basic net income per share........                 $        0.94  $         0.16  $        0.44  $         0.67
                                                   =============  ==============  =============  ==============
Diluted net income per share......                 $        0.92  $         0.16  $        0.43  $         0.66
                                                   =============  ==============  =============  ==============
Pro forma basic net income per
  share (unaudited)...............  $        0.43
                                    =============
Pro forma diluted net income per
  share (unaudited)...............  $        0.42
                                    =============

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

                    ADVANCED DIGITAL INFORMATION CORPORATION

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                  YEARS ENDED OCTOBER 31, 1996, 1997 AND 1998
                      AND SIX MONTHS ENDED APRIL 30, 1999

                                                                                           ACCUMULATED
                                                       COMMON STOCK                           OTHER           TOTAL
                                                 -------------------------    RETAINED    COMPREHENSIVE   SHAREHOLDERS'
                                                   SHARES        AMOUNT       EARNINGS        INCOME         EQUITY
Balance at October 31, 1995....................        1,000  $    701,752  $  2,551,707   $    133,319    $ 3,386,778
Stock dividend to Interpoint...................    8,000,992            --            --             --             --
Contribution of capital from Interpoint........           --    19,628,054            --             --     19,628,054
Comprehensive income:
  Net income...................................           --            --     3,430,199             --             --
Foreign currency translation adjustment........           --            --            --        (57,929)            --
  Comprehensive income.........................           --            --            --             --      3,372,270
                                                 -----------  ------------  ------------   ------------    -----------
Balance at October 31, 1996....................    8,001,992    20,329,806     5,981,906         75,390     26,387,102
Shares issued, net of costs....................    1,500,000    23,708,784            --             --     23,708,784
Contribution of capital........................           --       266,503            --             --        266,503
Exercise of stock options, including tax
  benefit of $1,064,197........................      197,832     1,503,198            --             --      1,503,198
Comprehensive income:
  Net income...................................           --            --     8,497,198             --             --
  Foreign currency translation adjustment......           --            --            --       (253,178)            --
      Comprehensive income.....................           --            --            --             --      8,244,020
                                                 -----------  ------------  ------------   ------------    -----------
Balance at October 31, 1997....................    9,699,824    45,808,291    14,479,104       (177,788)    60,109,607
Shares repurchased.............................      (29,500)     (200,258)           --             --       (200,258)
Purchases under Stock Purchase Plan............       22,499       142,236            --             --        142,236
Exercise of stock options, including tax
  benefit of $317,472..........................       73,338       481,118            --             --        481,118
Comprehensive income:
  Net income...................................           --            --     1,530,230             --             --
  Foreign currency translation adjustment......           --            --            --        940,458             --
    Comprehensive income.......................           --            --            --             --      2,470,688
                                                 -----------  ------------  ------------   ------------    -----------
Balance at October 31, 1998....................    9,766,161    46,231,387    16,009,334        762,670     63,003,391
Purchases under Stock Purchase Plan
  (unaudited)..................................       50,998       292,602            --             --        292,602
Exercise of stock options, including tax
  benefit of $123,000 (unaudited)..............       40,376       452,429            --             --        452,429
Comprehensive income:
  Net income (unaudited).......................           --            --     6,596,781             --             --
  Foreign currency translation adjustment
    (unaudited)................................           --            --            --     (1,554,782)            --
    Comprehensive income (unaudited)...........           --            --            --             --      5,041,999
                                                 -----------  ------------  ------------   ------------    -----------
Balance April 30, 1999 (unaudited).............    9,857,535  $ 46,976,418  $ 22,606,115   $   (792,112)   $68,790,421
                                                 ===========  ============  ============   ============    ===========

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

                    ADVANCED DIGITAL INFORMATION CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                     FISCAL YEARS ENDED OCTOBER 31,      SIX MONTHS ENDED APRIL 30,
                                                 --------------------------------------  --------------------------
                                                    1996         1997          1998          1998          1999
                                                                                                (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income.....................................  $ 3,430,199  $ 8,497,198  $  1,530,230  $  4,295,204  $  6,596,781
Adjustments to reconcile net income to net cash
  provided by (used in) operating activities:
  Depreciation and amortization................      607,479      847,234     1,614,373       493,689     1,813,145
  Allowance for doubtful accounts receivable...      133,608      136,678       151,909            --       282,873
  Allowance for inventory obsolescence.........      587,334      271,597     1,014,051            --            --
  Acquired in-process technology...............           --           --     4,492,056            --            --
  Gain on sale of marketable equity
    securities.................................           --           --      (247,814)     (247,814)     (563,737)
  Deferred income taxes........................     (124,098)    (372,276)        1,229            --            --
  Assets retired...............................           --           --        89,177            --        68,494
Change in assets and liabilities, net of
  effects from purchase of EMASS, Inc.:
  Accounts receivable..........................   (7,133,048)  (5,561,698)   (3,202,489)   (4,331,300)   (3,943,075)
  Inventories..................................   (6,190,465)  (5,550,102)   (1,974,716)   (5,637,980)   (5,729,292)
  Prepaid expenses and other...................      (60,355)    (443,687)      225,322       (95,900)     (203,948)
  Other assets.................................       24,221       39,424       (71,123)       28,492       287,851
  Accounts payable.............................    4,544,059    2,824,342     2,710,791    (4,211,776)      367,483
  Accrued liabilities..........................      649,061    1,052,028    (1,679,326)     (719,888)    1,292,893
  Income taxes payable.........................       49,692    1,006,809      (489,382)     (367,231)    1,082,670
  Deferred revenue.............................           --           --       194,755            --       576,391
                                                 -----------  -----------  ------------  ------------  ------------
Net cash provided by (used in) operating
  activities...................................   (3,482,313)   2,747,547     4,359,043   (10,794,504)    1,928,529
                                                 -----------  -----------  ------------  ------------  ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of property, plant and equipment....     (910,718)  (1,831,493)   (3,362,582)   (1,506,817)   (2,136,099)
  Investment in marketable equity securities...           --           --    (3,003,908)   (1,295,270)      (49,436)
  Proceeds from sale of marketable equity
    securities.................................           --           --     1,116,273     1,116,273     2,699,186
  Acquisition of EMASS, Inc., net of cash
    acquired...................................           --           --   (23,472,834)           --            --
  Investment in common stock...................           --   (4,000,000)           --            --    (4,000,000)
                                                 -----------  -----------  ------------  ------------  ------------
Net cash used in investing activities..........     (910,718)  (5,831,493)  (28,723,051)   (1,685,814)   (3,486,349)
                                                 -----------  -----------  ------------  ------------  ------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from long-term borrowings...........           --           --    20,000,000            --            --
  Repayment of long-term debt..................           --           --      (544,858)           --   (11,801,857)
  Proceeds from issuance of common stock,
    net........................................           --   23,708,784            --            --      (300,000)
  Repurchase of common stock...................           --           --      (200,258)           --            --
  Capital contribution from Interpoint, net of
    loans forgiven.............................   10,000,000      266,503            --            --            --
  Proceeds from issuance of common stock for
    stock options and stock purchase plan,
    including tax benefit......................           --    1,503,198       305,882       107,177       745,031
Net increase in loans from Interpoint..........    4,218,366           --            --            --            --
                                                 -----------  -----------  ------------  ------------  ------------
Net cash provided by (used in) financing
  activities...................................   14,218,366   25,478,485    19,560,766       107,177   (11,356,826)
                                                 -----------  -----------  ------------  ------------  ------------
Effect of exchange rate changes on cash........      (12,390)     (24,500)      222,312      (106,631)     (541,965)
                                                 -----------  -----------  ------------  ------------  ------------
Net increase (decrease) in cash and cash
  equivalents..................................    9,812,945   22,370,039    (4,580,930)  (12,479,772)  (13,456,611)
Cash and cash equivalents at beginning of
  period.......................................      623,838   10,436,783    32,806,822    32,806,822    28,225,892
                                                 -----------  -----------  ------------  ------------  ------------
Cash and cash equivalents at end of period.....  $10,436,783  $32,806,822  $ 28,225,892  $ 20,327,050  $ 14,769,281
                                                 ===========  ===========  ============  ============  ============

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

                    ADVANCED DIGITAL INFORMATION CORPORATION

                SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

                                                   FISCAL YEARS ENDED OCTOBER 31,      SIX MONTHS ENDED APRIL 30,
                                               --------------------------------------  --------------------------
                                                  1996         1997          1998          1998          1999
                                                                                              (UNAUDITED)
CASH PAID DURING THE PERIOD FOR:
  Interest...................................  $  508,492  $         --  $    195,720
  Income taxes...............................  $  404,668  $  2,467,469  $  3,722,491

      SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES

    Loans from Interpoint Corporation, in the amount of $9,628,054, were forgiven just prior to the distribution at October 16, 1996 (Note 18).

    The Company purchased all of the outstanding stock of EMASS, Inc. in August 1998 (Note 2). In conjunction with the acquisition, liabilities were assumed as follows:

Fair value of assets acquired..................................  $38,908,639
Cash paid......................................................  25,056,549
                                                                 ----------
Liabilities assumed............................................  $13,852,090
                                                                 ==========

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

                    ADVANCED DIGITAL INFORMATION CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          OCTOBER 31, 1996, 1997 AND 1998 AND APRIL 30, 1998 AND 1999
                   (INFORMATION AS OF AND FOR THE SIX MONTHS
                  ENDED APRIL 30, 1999 AND 1998 IS UNAUDITED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    PRINCIPLES OF CONSOLIDATION

    The financial statements consolidate the accounts of Advanced Digital Information Corporation, its wholly owned subsidiaries EMASS, Inc. ("EMASS") and ADIC Europe SARL ("ADE") and EMASS' 80% owned subsidiary ADIC/GRAU Storage Systems GmbH & Co. KG ("Grau"). The companies are collectively hereinafter referred to as "ADIC" or the "Company". All intercompany transactions have been eliminated.

    NATURE OF OPERATIONS

    ADIC designs, manufactures, markets and services automated high performance data storage products used to back up and archive electronic data in client/server network computing environments. The Company's storage management software is an integrated family of software products. The Company sells its products on an international basis to resellers, original equipment manufacturers and end users.

    USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    Estimates that are particularly susceptible to significant change in the near term are the adequacy of the allowances for sales returns, inventory obsolescence and allocation of purchase price and estimated valuation of purchased, developed and in-process technology.

    REVENUE RECOGNITION

    The Company records revenue from sales of small libraries when the products are shipped to customers, net of a provision for anticipated returns, revenue from large library product sales is recognized upon customer acceptance. Revenue from software sales is recognized when the criteria of Statement of Position
No. 97-2, "Software Revenue Recognition" ("SOP 97-2") have been met. These criteria include, but are not limited to, software delivery, the Company's lack of other significant obligations to the customer and a determination that collectability of the amount due is probable. The Company's software products do not require significant production, modification, or customization by the Company or the customer. Revenue from sales of services is recognized when services are performed and billable, except for extended service agreements. Revenue under extended service agreements is deferred and recognized ratably over the life of the service agreement. Estimates of rebates and other reductions of sales due to promotional activities are estimated at the time of the sale and accrued for by the Company.

    Certain distributors of small libraries have the right, on a quarterly basis, to return products according to a stock rotation policy. Typically, the value of the products returned can not exceed 15%

                    ADVANCED DIGITAL INFORMATION CORPORATION

          OCTOBER 31, 1996, 1997 AND 1998 AND APRIL 30, 1998 AND 1999
                   (INFORMATION AS OF AND FOR THE SIX MONTHS
                  ENDED APRIL 30, 1999 AND 1998 IS UNAUDITED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) of the previous quarter's purchases, the returns must be accompanied by offsetting orders of commensurate value, and the products returned must be new and in sealed cartons. The Company accrues a provision for the estimated sales returns, allowances and discounts in the period the products are shipped to customers.

    WARRANTY EXPENSE

    For standard Company products, parts and labor are covered under warranty for periods between three months and three years. With respect to drives and tapes used in the Company's products but manufactured by a third party, the Company passes on to the customer the warranty on such drives and tapes provided by the manufacturer. A provision for costs related to warranty expense is recorded when revenue is recognized.

    ADVERTISING EXPENSE

    The Company has co-operative advertising agreements with certain of its domestic and international distributors for the promotion of ADIC product sales. These agreements allow the distributors to be reimbursed by the Company for approved promotional activities. The amounts available for reimbursement are related to a percentage of the distributor's eligible purchases from the Company. The Company accrues for co-operative advertising as the related revenue is recognized. All other advertising costs are expensed as incurred.

    RESEARCH AND DEVELOPMENT COSTS

    Expenditures relating to the development of new products and processes, including significant improvements and refinements to existing products, are expensed as incurred.

    FAIR VALUE OF FINANCIAL INSTRUMENTS

    The carrying amounts of cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued liabilities approximate fair value because of the short-term nature of these instruments. The carrying value of the Company's long-term debt approximates fair value as the debt bears interest that adjusts based upon market interest rates.

    CONCENTRATION OF CREDIT RISK

    The Company sells products to a wide variety of industries on a worldwide basis. In countries or industries where the Company is exposed to material credit risk, sufficient collateral, including cash deposits and/or letters of credit, is required prior to the completion of a transaction. The Company does not believe there is a material credit risk beyond that provided in the financial statements in the ordinary course of business.

    The Company sells a significant portion of its products through third-party resellers and, as a result, experiences individually significant annual sales volumes with major distributors. Approximately $25,566,000 (22%) and $16,945,000 (15%) of the Company's fiscal 1998 revenues were from one

                    ADVANCED DIGITAL INFORMATION CORPORATION

          OCTOBER 31, 1996, 1997 AND 1998 AND APRIL 30, 1998 AND 1999
                   (INFORMATION AS OF AND FOR THE SIX MONTHS
                  ENDED APRIL 30, 1999 AND 1998 IS UNAUDITED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) customer and a second customer, respectively. The same two customers accounted for fiscal 1997 and 1996 revenues of $25,707,000 (28%) and $18,101,000 (19%), and $13,315,000 (23%) and $12,610,000 (21%), respectively. These two customers represented 20% and 58% of the accounts receivable balance at October 31, 1998 and 1997, respectively.

    CASH AND CASH EQUIVALENTS

    Cash equivalents are short-term, highly liquid investments and consist of investments in commercial paper and marketable debt securities which are readily convertible to cash without penalty and subject to insignificant risk of changes in value. The Company's cash and cash equivalents balance consists of the following:

                                                                      AS OF OCTOBER 31,
                                                                 ----------------------------
                                                                     1997           1998
Cash...........................................................  $   8,091,286  $  18,998,750
Commercial paper...............................................      4,457,558      7,973,553
Marketable debt securities.....................................     20,257,978      1,253,589
                                                                 -------------  -------------
    Total......................................................  $  32,806,822  $  28,225,892
                                                                 =============  =============

    INVENTORIES

    Inventories are stated at the lower of cost (first-in, first-out) or market.

    PROPERTY, PLANT AND EQUIPMENT

    Property, plant and equipment is recorded at cost, except for property, plant and equipment of EMASS and Grau which have been reduced for certain negative goodwill associated with the acquisition of EMASS by ADIC. Depreciation and amortization are computed on the straight-line method over the estimated useful lives of the assets as follows: machinery and equipment and office equipment, 3 to 10 years; leasehold improvements, the life of the lease. Expenditures for maintenance and repairs are charged to income as incurred.

    INTANGIBLE ASSETS

    Intangible assets resulting from the acquisition of EMASS include acquired developed technology and assembled workforce which were recorded at their fair value less a pro rata reduction for negative goodwill as of the date of the acquisition. These assets are amortized over the periods estimated to be benefited, five years and three years, respectively.

    INCOME TAXES

    Provision for income taxes have been recorded in accordance with Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes"
("FAS 109"). Under the liability method

                    ADVANCED DIGITAL INFORMATION CORPORATION

          OCTOBER 31, 1996, 1997 AND 1998 AND APRIL 30, 1998 AND 1999
                   (INFORMATION AS OF AND FOR THE SIX MONTHS
                  ENDED APRIL 30, 1999 AND 1998 IS UNAUDITED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) of FAS 109, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using enacted tax rates and laws that will be in effect when the differences are expected to be recovered or settled.

    Through October 15, 1996, ADIC's operations were included in consolidated income tax returns filed by Interpoint. Income taxes in the accompanying financial statements for the associated period have been computed assuming the Company filed separate income tax returns worldwide.

    Deferred taxes result from the difference between the tax basis and fair value of EMASS assets, the use of accelerated depreciation for tax purposes and from the timing of tax deductions for allowances and accrued expenses.

    FOREIGN CURRENCY TRANSLATIONS

    The financial statements of ADE and Grau have been translated into U.S. dollars in accordance with Statement of Financial Accounting Standards No. 52 "Foreign Currency Translation." Under the provisions of this Statement, all assets and liabilities in the balance sheets of ADE and Grau, whose functional currency is the French franc and German deutsche mark, respectively, are translated at year-end exchange rates, and translation gains and losses are accumulated in a separate component of shareholders' equity.

    FOREIGN CURRENCY TRANSACTIONS AND FORWARD CONTRACTS

    Foreign currency transaction gains and losses are a result of the effect of exchange rate changes on transactions denominated in currencies other than the functional currency, including U.S. dollars. Gains and losses on those foreign currency transactions are included in determining net income or loss for the period in which exchange rates change. The effect of exchange rate fluctuations on the results of operations is minimized by the offsetting nature of ADE and Grau foreign currency transactions. In addition, the Company may enter into foreign currency forward contracts to hedge transactions which are not otherwise offset. Foreign currency forward exchange contracts represent agreements to exchange the currency of one country for the currency of another country at an agreed-upon price, on an agreed-upon settlement date. Foreign currency forward exchange contracts are accounted for by the fair value method, and are typically three months or less in length. There were no outstanding contracts at October 31, 1997 or 1998.

    STOCK-BASED COMPENSATION

    Stock-based compensation plans are accounted for using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25").

    EARNINGS PER SHARE

    The Company adopted Statement of Financial Accounting Standards No. 128 "Earnings Per Share" ("FAS 128") in the first quarter of fiscal 1998. Basic earnings per share is computed based on the weighted average number of shares of common stock outstanding during the period. Diluted

                    ADVANCED DIGITAL INFORMATION CORPORATION

          OCTOBER 31, 1996, 1997 AND 1998 AND APRIL 30, 1998 AND 1999
                   (INFORMATION AS OF AND FOR THE SIX MONTHS
                  ENDED APRIL 30, 1999 AND 1998 IS UNAUDITED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) earnings per share is computed based on the weighted average number of shares of common stock outstanding during the period increased by the weighted average number of common stock equivalents outstanding during the period, using the treasury stock method.

    Given the Company's structure as a wholly owned subsidiary of Interpoint prior to October 16, 1996, historical earnings per share amounts are not presented in the consolidated financial statements for the fiscal year ended October 31, 1996 as it is not considered to be meaningful.

    UNAUDITED PRO FORMA EARNINGS PER SHARE

    In connection with the spin-off of ADIC by Interpoint as described in
Note 18, Interpoint shareholders received one share of ADIC common stock for each share of Interpoint stock held. Additionally, Interpoint stock options held by ADIC Team Members and Directors were converted in part to cash and in part to ADIC stock options. Unaudited pro forma net income per share for the fiscal year ended October 31, 1996 is based on the number of shares of ADIC stock outstanding at October 31, 1996, plus the incremental shares outstanding, as calculated under the treasury stock method at the same date.

    RECENT ACCOUNTING PRONOUNCEMENTS

    In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("FAS 130"). FAS 130, which is effective for all periods beginning after December 15, 1997, establishes standards for reporting and displaying comprehensive income and its components with the same prominence as other financial statements. The Company expects that adoption in fiscal year 1999 will have no material impact on the Company's reported financial results.

    In June 1997 the FASB issued Statement of Financial Accounting Standards
No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("FAS 131"). FAS 131, which is effective for fiscal years beginning after December 15, 1997, establishes new disclosure requirements for operating segments, including products, services, geographic area, and major customers. The Company will adopt FAS 131 for its 1999 fiscal year, but does not expect the new accounting standard to have a material effect on the Company's reported financial results.

    In June 1998, Statement of Financial Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133") was issued. FAS 133 establishes accounting and reporting standards for derivative instruments and for hedging activities. In July 1999, the FASB issued Statement of Financial Accounting Standards No. 137, "Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133" ("FAS 137"). FAS 137 defers the effective date until the fiscal year ending October 31, 2001. The Company will adopt FAS 133 in its quarter ending January 31, 2001 and does not expect such adoption to have an impact on its results of operations, financial position or cash flows.

                    ADVANCED DIGITAL INFORMATION CORPORATION

          OCTOBER 31, 1996, 1997 AND 1998 AND APRIL 30, 1998 AND 1999
                   (INFORMATION AS OF AND FOR THE SIX MONTHS
                  ENDED APRIL 30, 1999 AND 1998 IS UNAUDITED)

2. ACQUISITION OF EMASS, INC.

    In July 1998, ADIC entered into a Stock Purchase Agreement ("Agreement") with Raytheon E-Systems, Inc. ("RES") to purchase all of the outstanding stock of EMASS, Inc. ("EMASS") a wholly-owned subsidiary of RES (the "Acquisition"). EMASS is a provider of large-scale libraries and open systems storage software. The Acquisition was accounted for by the purchase method of accounting in accordance with Accounting Principles Board Opinion No. 16, "Business Combinations" ("APB 16") and, accordingly, the operating results of EMASS have been included in the consolidated operating results since the date of Acquisition, August 19, 1998. Pursuant to the terms of the Agreement, ADIC made a cash payment of $24,766,000 to RES and assumed approximately $2,000,000 in mortgage indebtedness. The Acquisition was funded through a combination of cash and debt.

    A summary of assets acquired and liabilities assumed at the date of the Acquisition, as determined in accordance with APB 16, is presented in the table below. The acquired in-process technology has not yet reached technological feasibility and has no alternative future use. The fair value of the net assets exceeded the purchase price, consequently, no goodwill has been recorded and the excess has been allocated to reduce proportionately the initial values assigned to noncurrent assets.

Cash...........................................................  $ 1,583,715
Accounts receivable............................................   10,493,341
Inventories....................................................   14,632,283
Prepaid expenses and other.....................................    1,522,661
Property, plant and equipment..................................    2,517,408
Acquired in-process technology.................................    4,492,056
Intangible and other assets....................................    3,667,175
Accounts payable and other current liabilities.................  (11,913,016)
Long-term debt.................................................   (1,639,074)
Other long-term liabilities....................................     (300,000)
Minority interest of 80% owned subsidiary......................           --
                                                                 -----------
  Net assets acquired..........................................  $25,056,549
                                                                 ===========

    The value of acquired in-process technology was determined by estimating the stage of development of each in-process research and development project at the date of acquisition and estimating cash flows resulting from anticipated revenues generated from such projects, and then discounting the projected net cash flow. Projects we are currently pursuing include a new large library storage product and associated software, as well as separate software products using UNIX and Windows NT platforms. Of the total value of acquired in-process technology, approximately 49% was associated with the in-process library products and 51% with the in-process software products. Given that the valuation of the acquired in-process technology is an estimate, actual results may change. If the estimate of the in-process technology were to decrease, the value assigned to property, plant and equipment and intangible and other assets acquired would increase.

                    ADVANCED DIGITAL INFORMATION CORPORATION

          OCTOBER 31, 1996, 1997 AND 1998 AND APRIL 30, 1998 AND 1999
                   (INFORMATION AS OF AND FOR THE SIX MONTHS
                  ENDED APRIL 30, 1999 AND 1998 IS UNAUDITED)

2. ACQUISITION OF EMASS, INC. (CONTINUED)
    The following summary (unaudited), prepared on a pro forma basis, combines the consolidated results of operations for the years ended October 31, 1997 and 1998 as if EMASS had been acquired at November 1, 1996 and 1997, respectively.

                                                          FISCAL YEARS ENDED OCTOBER 31,
                                                          ------------------------------
                                                               1997            1998
Net sales...............................................  $  157,675,000  $  167,667,000
Net loss................................................  $   (1,614,000) $   (3,055,000)
Basic net loss per share................................  $        (0.18) $        (0.31)
Diluted net loss per share..............................  $        (0.18) $        (0.31)

    The pro forma results are not necessarily indicative of what actually would have occurred if the Acquisition had been in effect for the periods presented. In addition, they are not intended to be a projection of future results and do not reflect any synergies that might be achieved from consolidated operations.

3. MARKETABLE EQUITY SECURITIES

    In January 1998, the Company began investing in certain equity securities. In accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("FAS 115") these investments are classified as available-for-sale. Under FAS 115, unrealized holding gains and losses are reflected as a net amount in a separate component of shareholder's equity until realized. For the purpose of computing realized gains and losses, costs are identified on a specific identification basis. There is no significant difference between the cost basis and fair value of these securities at October 31, 1998 or April 30, 1999. During each of the six-month periods ended April 30, 1998 and 1999, the Company sold certain marketable equity securities and realized gains of $248,000 and $564,000, respectively.

4. INVENTORIES

    Inventories are comprised of the following:

                                                    AS OF OCTOBER 31,         AS OF APRIL
                                               ----------------------------       30,
                                                   1997           1998           1999
Finished goods...............................  $   8,231,656  $  13,104,058   $14,881,473
Work-in-process..............................      1,416,067      3,382,683     4,102,028
Raw materials................................      7,557,748     17,951,520    20,719,674
                                               -------------  -------------   -----------
                                                  17,205,471     34,438,261    39,703,175
Less: Allowance for inventory obsolescence...     (1,130,684)    (2,144,735)   (2,672,258)
                                               -------------  -------------   -----------
    Total....................................  $  16,074,787  $  32,293,526   $37,030,917
                                               =============  =============   ===========

                    ADVANCED DIGITAL INFORMATION CORPORATION

          OCTOBER 31, 1996, 1997 AND 1998 AND APRIL 30, 1998 AND 1999
                   (INFORMATION AS OF AND FOR THE SIX MONTHS
                  ENDED APRIL 30, 1999 AND 1998 IS UNAUDITED)

5. PROPERTY, PLANT AND EQUIPMENT

    Property, plant and equipment consists of the following:

                                                                        AS OF OCTOBER 31,
                                                                    --------------------------
                                                                        1997          1998
Land and building.................................................  $         --  $  1,490,023
Machinery and equipment...........................................     4,366,343     6,923,443
Office equipment..................................................       417,116     3,315,244
Leasehold improvements............................................       415,493       618,592
                                                                    ------------  ------------
                                                                       5,198,952    12,347,302
Less: Accumulated depreciation and amortization...................    (2,689,685)   (4,995,997)
                                                                    ------------  ------------
    Total.........................................................  $  2,509,267  $  7,351,305
                                                                    ============  ============

    Depreciation and amortization expense was $607,000, $848,000 and $1,445,000 in fiscal 1996, 1997 and 1998, respectively.

6. INTANGIBLE ASSETS

    Intangible assets consists of the following:

                                                                                     AS OF
                                                                                  OCTOBER 31,
                                                                                      1998
Developed technology............................................................  $  3,016,088
Assembled workforce.............................................................       627,272
                                                                                  ------------
                                                                                     3,643,360
Less: Accumulated amortization..................................................      (169,231)
                                                                                  ------------
    Total.......................................................................  $  3,474,129
                                                                                  ============

7. INVESTMENTS IN COMMON STOCK

    In August 1997, the Company purchased an approximately 15% interest in Crossroads Systems, Inc. for an aggregate purchase price of $4,000,000. This investment is accounted for under the cost method. Crossroads Systems, Inc. develops products that provide interconnectivity between various network protocols and Fibre Channel networks. ADIC does not exercise influence over, or participate in the management or board of directors of, Crossroads
Systems, Inc.

    Under an OEM agreement with Crossroads, also entered into in August 1997, the Company markets interconnectivity products developed by Crossroads under the ADIC brand name and serves as a master distributor for Crossroads products. This agreement has a two-year term and may be terminated, modified or renewed as mutually agreed upon by the parties. There are no minimum purchase requirements.

                    ADVANCED DIGITAL INFORMATION CORPORATION

          OCTOBER 31, 1996, 1997 AND 1998 AND APRIL 30, 1998 AND 1999
                   (INFORMATION AS OF AND FOR THE SIX MONTHS
                  ENDED APRIL 30, 1999 AND 1998 IS UNAUDITED)

7. INVESTMENTS IN COMMON STOCK (CONTINUED)
    In December 1998, the Company purchased an approximately 8% interest in Network Integrity, Inc. for an aggregate purchase price of $4,000,000. This investment is accounted for under the cost method. Network Integrity, Inc. is a developer of specialized data protection software products.

8. ACCRUED LIABILITIES

    Accrued liabilities are comprised of the following:

                                                                        AS OF OCTOBER 31,
                                                                    --------------------------
                                                                        1997          1998
Accrued payroll and related liabilities...........................  $  1,646,813  $  4,548,151
Allowance for warranty returns....................................       375,497       762,669
Taxes, other than income..........................................       254,564       329,303
Interest..........................................................            --       115,334
Other.............................................................       317,957     2,146,524
                                                                    ------------  ------------
    Total.........................................................  $  2,594,831  $  7,901,981
                                                                    ============  ============

9. CREDIT AGREEMENT AND LONG-TERM DEBT

    CREDIT AGREEMENT

    ADIC has a $10 million unsecured line of credit with a bank expiring February 28, 2001. All of this line was available at October 31, 1998. Borrowings against the line of credit will bear interest at the bank's prime rate or adjusted LIBOR rate. A credit agreement covers both the line of credit and long-term note payable and requires the Company to maintain certain financial ratios and levels of working capital, tangible net worth and profitability. The Company is in compliance with each of these covenants at October 31, 1998.

    LONG-TERM DEBT

    Long-term debt consists of the following at October 31, 1998:

Unsecured note payable to a bank in monthly installments of $235,000 through
  August 2003 plus interest at the bank's prime rate or adjusted LIBOR rate,
  6.758% at October 31, 1998...................................................  $19,529,412
Local borrowings comprised of various notes payable by Grau and collateralized by the Grau manufacturing facility in Germany, payable in quarterly installments of principle and interest of $109,000 through fiscal 2005 and
  with interest rates ranging from 4.05% to 6.70% at October 31, 1998..........   2,011,008
                                                                                 ----------
                                                                                 $21,540,420
                                                                                 ==========

    As of October 31, 1998, the maturities of long-term debt were as follows:

YEAR ENDED OCTOBER 31,                                                              AMOUNT
1999...........................................................................  $   3,172,328
2000...........................................................................      3,192,791
2001...........................................................................      3,206,439
2002...........................................................................      3,097,995
2003...........................................................................      8,358,239
Thereafter.....................................................................        512,628
                                                                                 -------------
                                                                                    21,540,420
Less: current maturities.......................................................     (3,172,328)
                                                                                 -------------
                                                                                 $  18,368,092
                                                                                 =============

10. FEDERAL INCOME TAXES

    Income before provision for income taxes was taxed under the following jurisdictions:

                                                           FISCAL YEARS ENDED OCTOBER 31,
                                                      ----------------------------------------
                                                          1996          1997          1998
Current income tax:
  U.S. Federal......................................  $  1,881,631  $  3,692,339  $  2,640,109
  Foreign...........................................            --       832,155     1,069,113
  State and local...................................       100,000        14,000        10,000
                                                      ------------  ------------  ------------
  Total current.....................................     1,981,631     4,538,494     3,719,222
                                                      ------------  ------------  ------------
Deferred income tax:
  U.S. Federal......................................      (267,260)     (372,276)     (545,457)
  Foreign...........................................       143,162            --            --
                                                      ------------  ------------  ------------
  Total deferred....................................      (124,098)     (372,276)     (545,457)
                                                      ------------  ------------  ------------
  Total provision for income taxes..................  $  1,857,533  $  4,166,218  $  3,173,765
                                                      ============  ============  ============

    The provision for federal income tax differs from the amount computed by applying the statutory federal income tax rate to income before provision for income taxes for the following reasons:

                                                           FISCAL YEARS ENDED OCTOBER 31,
                                                      ----------------------------------------
                                                          1996          1997          1998
Federal income tax at statutory rate of 34%.........  $  1,797,829  $  4,305,561  $  1,607,771
Change in valuation allowance.......................            --            --        68,000
Acquired in-process technology......................            --            --     1,527,299
Tax exempt interest income..........................            --      (130,827)     (123,323)
Tax credits.........................................        (1,000)     (127,604)      (68,046)
Activity of foreign subsidiaries....................       (35,344)      126,686        61,050
State income taxes..................................       100,000        14,000        10,000
Other...............................................        (3,952)      (21,598)       91,014
                                                      ------------  ------------  ------------
                                                      $  1,857,533  $  4,166,218  $  3,173,765
                                                      ============  ============  ============

    The tax effect of temporary differences that give rise to significant portions of the deferred tax assets at October 31, 1997 and 1998 are:

                                                                         AS OF OCTOBER 31,
                                                                     -------------------------
                                                                        1997          1998
Deferred tax assets:
Inventories........................................................   $ 399,509   $  3,554,271
Team member compensated absences...................................      25,845         24,763
Allowance for warranty returns.....................................      85,193        134,467
Allowances for bad debt and sales returns..........................     202,303        654,049
Plant and equipment................................................      89,414      1,305,481
Net operating loss carryforwards...................................          --        969,000
Other..............................................................      54,838        238,809
                                                                      ---------   ------------
Deferred tax assets................................................     857,102      6,880,840
Deferred tax liability--intangible and other assets................          --       (693,260)
Net valuation allowance............................................          --     (4,785,020)
                                                                      ---------   ------------
Net deferred tax assets............................................   $ 857,102   $  1,402,560
                                                                      =========   ============

    The net valuation allowance relates to certain timing differences and net operating loss carryforwards for EMASS and Grau and was recorded at the date of acquisition of EMASS. Tax benefits associated with any portion of this allowance that is subsequently relieved will be allocated to further reduce noncurrent intangible and other assets of EMASS.

    Deferred U.S. income taxes are not provided for the earnings of the Company's foreign subsidiaries because the Company expects those earnings will be permanently reinvested. Net pretax operating results from the foreign subsidiaries are income of $407,000, $2,075,000 and $2,428,000 for fiscal 1996, 1997 and 1998, respectively.

    Grau has net operating loss carryforwards of approximately $4 million which have no expiration date.

11. NET INCOME PER SHARE

    Effective for the fiscal year ended October 31, 1998, net income per common share is computed using FAS 128. All prior periods have been restated to conform to the requirements of FAS 128. The adoption of FAS 128 did not have a material impact on the Company's net income per share.

    The following table sets forth the computation of pro forma basic and diluted net income per share for fiscal 1996 and basic and diluted net income per share for fiscal 1997 and 1998:

                                                  FISCAL YEARS ENDED OCTOBER 31,       SIX MONTHS ENDED APRIL 30,
                                             ----------------------------------------  --------------------------
                                                 1996          1997          1998          1998          1999
Numerator:
Net income.................................  $  3,430,199  $  8,497,198  $  1,530,230  $  4,295,204  $  6,596,781
Denominator:
Denominator for basic net income per
  share--weighted average shares...........     8,001,992     9,084,274     9,742,263     9,716,982     9,803,291
Dilutive potential common shares from Team
  Member (employee) stock options..........       179,379       200,950       122,741       189,084       240,509
                                             ------------  ------------  ------------  ------------  ------------
Denominator for diluted net income per
  share--adjusted weighted average shares
  and assumed conversions..................     8,181,371     9,285,224     9,865,004     9,906,066    10,043,800
                                             ------------  ------------  ------------  ------------  ------------
Basic net income per share.................                $       0.94  $       0.16  $       0.44  $       0.67
                                                           ============  ============  ============  ============
Diluted net income per share...............                $       0.92  $       0.16  $       0.43  $       0.66
                                                           ============  ============  ============  ============
Pro forma basic net income per share
  (unaudited)..............................  $       0.43
                                             ============
Pro forma diluted net income per share
  (unaudited)..............................  $       0.42
                                             ============

12. CAPITAL STOCK

    STOCK ISSUANCE

    On March 12, 1997, ADIC completed a public offering of 1,525,000 shares of its common stock. Of the total, 1,500,000 were sold by the Company and 25,000 shares were sold by a selling shareholder. Net proceeds of $23,709,000 were received and used for working capital and other general corporate purposes.

    SHAREHOLDER RIGHTS PLAN

    In July 1996, the Board of Directors adopted a shareholder rights plan ("Shareholder Rights Plan") in which preferred stock purchase rights were distributed as a dividend at the rate of one right for each share of ADIC common stock. The Shareholder Rights Plan is designed to deter coercive takeover tactics and ensure that the Board of Directors can adequately protect the interests of the shareholders in the event of a takeover attempt.

13. STOCK-BASED COMPENSATION PLANS

    At October 31, 1998, the Company had three stock option plans. The 1996 Transition Plan comprises the stock options held by ADIC Team Members and directors which were converted in connection with the spin-off from Interpoint. There were 476,092 options issued under this plan at exercise prices ranging from $.4397 to $5.2328. No further options may be issued under this plan. In addition, 1,032,500 shares are reserved under the Company's 1996 and Alberg Stock Option Plans for

Team Members, directors, officers, consultants, agents, advisors and independent contractors of the Company. Terms of the plans require the option price to be equal to the fair market value on the date of grant. Options may be exercisable for all or part of the shares as determined by the option and the majority of the options issued under these plans expire five years from the date of grant.

    During fiscal year 1998, certain non-executive Team Members were given the opportunity to cancel existing grants and receive new grants. In each case, the new option price was equal to or greater than the fair market value on the date of grant and the vesting and expiration schedules were the same as for any new grant, i.e. any vesting associated with the canceled grant was forfeited.

    In February 1998, the shareholders approved a Stock Purchase Plan to provide eligible Team Members to purchase shares of Common Stock on favorable terms through payroll deductions. In accordance with this plan, 22,499 shares of stock were issued during fiscal 1998.

    The Company accounts for the above described stock option and stock purchase plans (the "Plans") following the guidelines of APB 25 and related interpretations. No compensation cost has been recognized for stock options granted and stock purchased under these Plans. Had compensation cost for the Company's Plans been determined based on the fair value at the grant dates for awards under those Plans consistent with the method of FAS 123, the Company's net income, basic and diluted net income per share and pro forma basic and diluted net income per share would have been reduced to the pro forma amounts indicated below.

                                                           FISCAL YEARS ENDED OCTOBER 31,
                                                      ----------------------------------------
                                                          1996          1997          1998
Net income(loss):
  As reported.......................................  $  3,430,199  $  8,497,198  $  1,530,230
  Pro forma.........................................  $  3,367,350  $  7,563,013  $   (344,763)
Basic net income and pro forma net income (loss) per
  share:
  As reported.......................................  $       0.43  $       0.94  $       0.16
  Pro forma.........................................          0.42          0.83         (0.04)
Diluted net income and pro forma net income (loss)
  per share:
  As reported.......................................  $       0.42  $       0.92  $       0.16
  Pro forma.........................................          0.41          0.81         (0.03)

    The value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model using the following weighted average assumptions:

                                                                          FISCAL YEARS ENDED OCTOBER 31,
                                                                          -------------------------------
                                                                            1996       1997       1998
Weighted average risk free interest rates...............................       6.01%      6.00%      4.98%
Expected dividend yield.................................................          0%         0%         0%
Expected volatility.....................................................         65%        65%        65%
Expected lives (in years)...............................................          4          4          4

    The Black-Scholes option pricing model requires the input of highly subjective assumptions and does not necessarily provide a reliable measure of fair value.

    Options granted, exercised and canceled under the Plans are summarized as follows:

                                                                             WEIGHTED AVERAGE
                                                                  OPTIONS     EXERCISE PRICE
Balance at October 31, 1995....................................          --             --
  Options converted in spin-off from Interpoint Corporation....     476,092      $    2.73
  Options granted..............................................     368,500          13.23
                                                                 ----------
Balance at October 31, 1996....................................     844,592           7.31
  Options granted..............................................     254,851          17.38
  Options exercised............................................    (197,832)          2.21
  Options canceled.............................................     (16,575)         11.83
                                                                 ----------
Balance at October 31, 1997....................................     885,036          11.26
  Options granted..............................................     758,165          12.06
  Options exercised............................................     (73,338)          2.25
  Options canceled.............................................    (414,256)         16.58
                                                                 ----------
Balance at October 31, 1998....................................   1,155,607          10.45
                                                                 ==========

    At October 31, 1998 a total of 326,754 options were exercisable, the weighted average exercise price of these options was $9.21. The weighted average grant date fair value of options granted in fiscal years 1996, 1997 and 1998 was $6.38, $9.47 and $6.18 respectively.

    The following table summarizes information about stock options outstanding at October 31, 1998.

                                   OPTIONS OUTSTANDING                OPTIONS EXERCISABLE
                        ------------------------------------------  ------------------------
                                                        WEIGHTED                  WEIGHTED
                                     WEIGHTED AVERAGE    AVERAGE                   AVERAGE
RANGE OF EXERCISE         NUMBER        REMAINING       EXERCISE      NUMBER      EXERCISE
PRICES                  OUTSTANDING  CONTRACTUAL LIFE     PRICE     EXERCISABLE     PRICE
$    0.8953 - $ 1.6270      19,600          41 mos      $    1.36       19,600    $    1.36
$    2.5504 - $ 5.2328     181,687          25 mos      $    3.76      122,189    $    3.57
$    8.7500 - $13.5000     769,290          49 mos      $   10.68      165,125    $   13.22
$   14.9375 - $19.5625     185,030          50 mos      $   17.07       19,840    $   18.29

14. PROFIT INCENTIVE AND BONUS PLANS

    In fiscal 1998, the Company had a non-contributory bonus plan for certain high-level Team Members and a non-contributory profit sharing plan for all other domestic Team Members, other than those employed by EMASS. These plans are generally based upon a combination of Team Member salaries and performance. No distributions are made under the bonus plan if budgeted income is not achieved. EMASS Team Members had a separate plan based on certain EMASS financial performance criteria. Contributions to all plans combined totaled $740,000 and $291,000 for fiscal 1997 and 1998, respectively.

    In fiscal 1996, the Company's Team Members participated in Interpoint's non-contributory profit incentive plan for key Team Members and a non-contributory profit sharing plan for all regular full-time domestic Team Members. These plans were generally based upon Team Member compensation and pre-tax profits. Contributions to the plans were $433,000 for the year ended October 31, 1996.

15. COMMITMENTS

    LEASE COMMITMENTS

    The Company currently leases facilities in Redmond, Washington and Englewood, Colorado for administrative, sales and marketing, research and development, operations and warehouse activities. Sales and service offices are leased at various sites in the United States and Europe.

    Minimum annual rental commitments at October 31, 1998, for noncancelable operating leases, are shown in the following table:

YEAR ENDED OCTOBER 31,                                                               AMOUNT
1999............................................................................  $  2,183,000
2000............................................................................  $  1,615,000
2001............................................................................  $  1,313,000
2002............................................................................  $  1,049,000
2003............................................................................  $  1,034,000

    Rent expense aggregated $400,000 in fiscal 1996, $571,000 in fiscal 1997 and $1,255,000 in fiscal 1998.

    OTHER COMMITMENTS

    In connection with the purchase of Grau by EMASS in 1994, EMASS entered into an agreement with the minority shareholder of Grau whereby the minority shareholder has the option to "put" his 20% interest in Grau to the Company for an amount based on Grau profitability, but not to be less than $2,000,000. This option is effective for the period January 1, 2000 to March 31, 2000.

16. RELATED PARTY TRANSACTIONS

    Other accrued liabilities at October 31, 1998 include $708,000 due under an employment separation agreement with the minority interest stockholder of Grau.

    A company in which the Grau minority interest stockholder has an equity ownership provides certain support services in Europe. Cost of these services totaled $18,000 for the period August 19, 1998 to October 31, 1998.

17. GEOGRAPHIC SEGMENT INFORMATION

    Major operations outside the United States consist of ADE, the Company's wholly owned subsidiaries in France and Grau, a subsidiary in Germany, which has further subsidiaries operating as branch offices in both France and the United Kingdom. Certain information regarding operations in this geographic segment is presented in the table below. Transfers between geographic segments are made at arms-length prices consistent with rules and regulations of governing tax authorities. The profits on these transfers are not recognized until sales are made to non-affiliated customers.

    Excluded from U.S. net sales are transfers from the U.S. to ADE and Grau of $6,404,000, $14,488,000 and $14,794,000 in fiscal 1996, 1997 and 1998, respectively. Included in U.S. sales are export sales to unaffiliated customers of $4,666,000, $7,329,000 and $7,404,000 in fiscal 1996, 1997 and 1998, respectively. Included in U.S. operating profit is the expense associated with the acquired in-process technology.

    Total international sales were $21,216,000, $30,611,000 and $37,929,000 in fiscal 1996, 1997 and 1998, respectively.

                                                                            FISCAL YEARS ENDED OCTOBER 31,
                                                                     --------------------------------------------
                                                                         1996           1997            1998
Net sales:
United States......................................................  $  42,406,762  $  69,921,043  $   84,032,381
Europe.............................................................     16,550,231     23,282,488      30,524,560
                                                                     -------------  -------------  --------------
                                                                     $  58,956,993  $  93,203,531  $  114,556,941
                                                                     =============  =============  ==============
Operating profit:
United States......................................................  $   5,209,722  $   9,425,633  $      776,182
Europe.............................................................        472,681      1,756,820       2,623,843
                                                                     -------------  -------------  --------------
                                                                     $   5,682,403  $  11,182,453  $    3,400,025
                                                                     =============  =============  ==============
Identifiable assets:
United States......................................................  $  31,797,515  $  66,394,754  $   80,320,412
Europe.............................................................      4,912,158      8,799,139      32,086,214
                                                                     -------------  -------------  --------------
                                                                     $  36,709,673  $  75,193,893  $  112,406,626
                                                                     =============  =============  ==============

18. BASIS OF PRESENTATION FOR FISCAL 1996

    On February 11, 1994, the Company was acquired by Interpoint Corporation ("Interpoint") pursuant to an Agreement and Plan of Merger dated October 29, 1993, in which the Company was merged into a wholly owned subsidiary of Interpoint. On October 15, 1996, Interpoint distributed to its shareholders all of the outstanding shares of ADIC (the "Distribution"). The Distribution was made in connection with, and was a condition precedent to, the merger of Interpoint with a wholly owned subsidiary of Crane Co., a Delaware corporation. Prior to the Distribution, Interpoint made a contribution to the working capital of ADIC through the cancellation of all intercompany indebtedness of ADIC and ADE to Interpoint, transferred certain other assets to ADIC, including its ownership of ADE, and contributed additional cash to ADIC for working capital of $10 million. Total capital contributions were $19,628,054.

    The consolidated financial statements for the period prior to October 15, 1996 reflect the results of operations, financial position, and cash flows of ADIC as a wholly owned subsidiary of Interpoint and may not be indicative of actual results of operations and financial position of the Company under other ownership.

    The consolidated statements of income for the fiscal year ended October 31, 1996 reflect certain expense items incurred by Interpoint which were allocated to the Company on a basis which management believes represents a reasonable allocation of such costs to present ADIC as a stand-alone company. These allocations consist primarily of corporate expenses such as executive and other compensation and interest expense on intercompany borrowings. Compensation has been allocated based on an estimate of Interpoint personnel time dedicated to the operations and management of ADIC. Interest expense has been allocated based on Interpoint's borrowing rate and actual intercompany borrowings. A summary of these allocations is as follows:

                                                                  CORPORATE      INTEREST
YEAR ENDED:                                                        EXPENSES       EXPENSE
October 31, 1996................................................  $  177,292    $   528,524
                                                                  ==========    ===========

19. SUPPLEMENTAL QUARTERLY INFORMATION (UNAUDITED)

                                                                                   THREE MONTHS ENDED
                                                                     ----------------------------------------------
1998                                                                 JANUARY 31   APRIL 30    JULY 31   OCTOBER 31
-------------------------------------------------------------------
Net sales..........................................................   $  22,866   $  24,806  $  25,314   $  41,571
Gross profit.......................................................   $   7,415   $   7,010  $   6,770   $  11,973
Net income (loss)..................................................   $   2,361   $   1,934  $     752   $  (3,517)
Basic net income (loss) per share..................................   $    0.24   $    0.20  $    0.08   $   (0.36)
Diluted net income (loss) per share................................   $    0.24   $    0.20  $    0.08   $   (0.36)

                                                                                   THREE MONTHS ENDED
                                                                     ----------------------------------------------
1997                                                                 JANUARY 31   APRIL 30    JULY 31   OCTOBER 31
-------------------------------------------------------------------
Net sales..........................................................   $  20,069   $  22,073  $  24,463   $  26,599
Gross profit.......................................................   $   5,971   $   6,511  $   7,066   $   8,100
Net income.........................................................   $   1,661   $   1,901  $   2,262   $   2,673
Basic net income per share.........................................   $    0.21   $    0.21  $    0.23   $    0.27
Diluted net income per share.......................................   $    0.20   $    0.21  $    0.23   $    0.27

                          [INSIDE BACK COVER ARTWORK]

                            [Artwork illustrating types
                               of customers that
                               use our products]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

       , 1999

                                     [LOGO]

                        2,500,000 SHARES OF COMMON STOCK

                             ----------------------

                                   PROSPECTUS
                             ----------------------

                          DONALDSON, LUFKIN & JENRETTE

                               HAMBRECHT & QUIST

                            BEAR, STEARNS & CO. INC.

                            NEEDHAM & COMPANY, INC.

                                ---------------

                                 DLJDIRECT INC.

------------------------------------------------------------

We have not authorized any dealer, salesperson or other person to give you written information other than this prospectus or to make representations as to matters not stated in this prospectus. You must not rely on unauthorized information. This prospectus is not an offer to sell those securities or our solicitation of your offer to buy the securities in any jurisdiction where that would not be permitted or legal. Neither the delivery of this prospectus nor any sales made hereunder after the date of this prospectus shall create an implication that the information contained herein or the affairs of ADIC have not changed such the date hereof.
--------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following table sets forth the costs and expenses, other than the underwriting fees, payable by the registrant in connection with the sale of the common stock being registered hereby. All amounts shown are estimates, except the Securities and Exchange Commission registration fee, the NASD filing fee and the Nasdaq National Market additional listing fee.

Securities and Exchange Commission registration fee...............  $  29,701
NASD filing fee...................................................     11,184
Nasdaq National Market additional listing fee.....................     17,500
Printing expenses.................................................    100,000
Legal fees and expenses...........................................    150,000
Accounting fees and expenses......................................     50,000
Transfer agent and registrar fees.................................      5,000
Miscellaneous expenses............................................     36,615
                                                                    ---------
  Total...........................................................  $ 400,000
                                                                    =========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Sections 23B.08.500 through 23B.08.600 of the Washington Business Corporation Act authorize a court to award, or a corporation's board of directors to grant, indemnification to directors and officers on terms sufficiently broad to permit indemnification under certain circumstances for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"). Article 9 of the registrant's Restated Bylaws provides for indemnification of the registrant's directors, officers, employees and agents to the maximum extent permitted by Washington law. The directors and officers of the registrant also may be indemnified against liability they may incur for serving in that capacity pursuant to a liability insurance policy maintained by the registrant for such purpose.

    The Washington Business Corporation Act authorizes a corporation to limit a director's liability to the corporation or its shareholders for monetary damages for acts or omissions as a director, except in certain circumstances involving intentional misconduct, knowing violations of law or illegal corporate loans or distributions, or any transaction from which the director personally receives a benefit in money, property or services to which the director is not legally entitled. Article 10 of the registrant's Restated Articles of Incorporation contains provisions implementing, to the fullest extent permitted by Washington law, such limitations on a director's liability to the registrant and its shareholders.

    The Underwriting Agreement (Exhibit 1.1 hereto) provides for indemnification by the underwriters of the registrant and its executive officers and directors, and by the registrant of the underwriters, for certain liabilities, including liabilities arising under the Securities Act, in connection with matters specifically provided in writing by the underwriters for inclusion in this Registration Statement.

ITEM 16. EXHIBITS

    (A)  EXHIBITS

    NUMBER                                                 DESCRIPTION
       1.1*  Form of Underwriting Agreement.
       5.1   Opinion of Perkins Coie LLP as to the legality of the shares
      23.1   Consent of PricewaterhouseCoopers LLP
      23.2   Consent of Perkins Coie LLP (contained in the opinion filed as Exhibit 5.1 hereto)
      24.1   Power of Attorney (included on page II-3)

------------------------

*   To be filed by amendment.

ITEM 17. UNDERTAKINGS

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 14, or otherwise, the registrant has been advised that, in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Redmond, State of Washington, on the 6th day of August, 1999.

                                ADVANCED DIGITAL INFORMATION CORPORATION

                                By:            /s/ PETER H. VAN OPPEN
                                     -----------------------------------------
                                                 Peter H. van Oppen
                                      CHIEF EXECUTIVE OFFICER AND CHAIRMAN OF
                                                     THE BOARD

                               POWER OF ATTORNEY

    Each person whose individual signature appears below hereby authorizes and appoints Peter H. van Oppen and Charles H. Stonecipher, and each of them, with full power of substitution and resubstitution and full power to act without the other, as his or her true and lawful attorney-in-fact and agent to act in his or her name, place and stead and to execute in the name and on behalf of each person, individually and in each capacity stated below, any and all amendments to this Registration Statement, including any and all post-effective amendments and any registration statement relating to the same offering as this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933 and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission.

    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated below on the 6th day of August, 1999.

          SIGNATURE                       TITLE

                                Chief Executive Officer
    /s/ PETER H. VAN OPPEN        and Chairman of the
------------------------------    Board (Principal
      Peter H. van Oppen          Executive Officer)

                                Chief Accounting Officer
      /s/ LESLIE S. ROCK          and Treasurer (Principal
------------------------------    Financial and Accounting
        Leslie S. Rock            Officer)

      /s/ TOM A. ALBERG
------------------------------  Director
        Tom A. Alberg

  /s/ CHRISTOPHER T. BAYLEY
------------------------------  Director
    Christopher T. Bayley

    /s/ RUSSELL F. MCNEILL
------------------------------  Director
      Russell F. McNeill

     /s/ JOHN W. STANTON
------------------------------  Director
       John W. Stanton

     /s/ WALTER F. WALKER
------------------------------  Director
       Walter F. Walker

                               INDEX TO EXHIBITS

  EXHIBIT
  NUMBER                                                     EXHIBITS
      1.1*   Form of Underwriting Agreement
       5.1   Opinion of Perkins Coie LLP as to the legality of the shares
      23.1   Consent of PricewaterhouseCoopers LLP
      23.2   Consent of Perkins Coie LLP (contained in the opinion filed as Exhibit 5.1 hereto)
      24.1   Power of Attorney (included on page II-3)

------------------------

*   To be filed by amendment.